Exhibit 99.1
PENGROWTH ENERGY TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING
- AND -
MANAGEMENT INFORMATION CIRCULAR
For the Annual and Special Meeting of Unitholders
to be held on Wednesday, June 18, 2008
May 9, 2008

PENGROWTH ENERGY TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON WEDNESDAY, JUNE 18, 2008
To Our Unitholders:
The annual and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) will be held at 3:00 p.m. (Calgary time) on Wednesday, June 18, 2008 in the Crystal Ballroom at the Fairmont Palliser Hotel, 133 — 9th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:
1.	to receive and consider the consolidated audited financial statements of the Trust for the year ended December 31, 2007 and the auditors’ report thereon;

2.	to appoint auditors of the Trust for the ensuing year and to authorize the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”), as administrator of the Trust, to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to consider an extraordinary resolution to authorize an amendment to the amended and restated trust indenture of the Trust, dated June 11, 2007 (the “Trust Indenture”), to increase the aggregate number of Trust Units which may be authorized and issued pursuant to the Trust Indenture;

5.	to consider an extraordinary resolution to authorize an amendment to the Trust Indenture to create a class of special Trust Units to facilitate merger transactions;

6.	to consider an extraordinary resolution to authorize an amendment to the Trust Indenture to permit registered Unitholders to elect not to receive paper copies of Unitholder communications; and

7.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.
Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Trust, dated May 9, 2008 (the “Circular”).
A Unitholder may attend the Meeting in person or may be represented thereat by proxy. Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 24 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. A proxyholder need not be a Unitholder. If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.
The Board has fixed May 5, 2008 as the record date for the determination of Unitholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.
DATED at Calgary, Alberta this 9th day of May, 2008.
By Order Of Computershare Trust Company Of Canada, As Trustee

(signed) “Stacie A. Moore”	(signed) “Karen Biscope”
General Manager, Corporate Trust	Manager, Corporate Trust

TABLE OF CONTENTS

GENERAL INFORMATION	1
Date of Information	1
Voting Units and Principal Holders Thereof	1
Currency and Exchange Rate	1

VOTING INFORMATION: QUESTIONS AND ANSWERS	1
Meeting Procedure	1
Am I entitled to vote?	1
What am I voting on?	1
How are these matters decided?	2
How will my Trust Units be voted?	2
What if there are amendments to these matters or other matters brought before the Meeting?	2
Who counts the votes?	2
Registered Unitholders	3
How can I vote if I am a registered Unitholder?	3
What if I want to attend the Meeting and vote in person?	3
How can I vote by proxy?	3
What do I do with my completed proxy?	3
What if I change my mind and want to revoke my proxy?	3
Beneficial Unitholders	4
How can I vote if I am a beneficial Unitholder	4
What if I want to attend the Meeting and vote in person?	4
How can I vote by proxy?	4
What do I do with my completed Voting Instruction Form?	4
What if I change my mind and want to revoke my instructions?	4

MATTERS TO BE ACTED UPON AT THE MEETING	5
Interest of Certain Persons or Companies in Matters to be Acted Upon	5
Matter #1 — Receiving and Considering Financial Statements	5
Matter #2 — Appointment of Auditors	5
Matter #3 — Election of Directors	5
Matter #4 — Extraordinary Resolution to Increase the Aggregate Number of Trust Units which may be Authorized and Issued Pursuant to the Trust Indenture	11
Matter #5 — Extraordinary Resolution to Create a Class of Special Trust Units to Facilitate Merger Transactions	11
Matter #6 — Extraordinary Resolution to Permit Registered Unitholders to Elect not to Receive Paper Copies of Unitholder Communications	12

STATEMENT OF EXECUTIVE COMPENSATION	13
Report on Executive Compensation	13
Composition of the Compensation Committee	13
Compensation Consultant	13
Compensation Strategy	13
Trust Unit Ownership Guidelines	14
Compensation Arrangements	14
Base Salaries	14
Annual Performance Bonus Plan	14
Long Term Incentive Plans	15
Management and Employment Arrangements	25
Directors’ and Officers’ Liability Insurance	26
Executive Compensation Tables	26
Summary Executive Compensation Table	26
Trust Unit Rights Granted to Executives During the Year Ended December 31, 2007	28
DEUs Granted to Executives During the Year Ended December 31, 2007	28
Aggregate Trust Unit Right and Trust Unit Option Exercises by Executives During the Year Ended December 31, 2007 and Year-End Values	28
Director Compensation Tables	29
Summary Non-Executive Director Compensation Table	30
DEUs Granted to Non-Executives Directors During the Year Ended December 31, 2007	30
Aggregate Trust Unit Right and Trust Unit Option Exercises by Non-Executive Directors During the Year Ended December 31, 2007 and Year-End Values	31
Performance Graphs	31
Performance of Class A Trust Units	31

APPENDICES
APPENDIX 1 —	Statement of Corporate Governance Practices
APPENDIX 2 —	Mandate of the Board
APPENDIX 3 —	Terms of Reference of the Corporate Governance Committee
APPENDIX 4 —	Terms of Reference of the Compensation Committee
APPENDIX 5 —	Terms of Reference of the Audit Committee

SCHEDULES
SCHEDULE A —	Extraordinary Resolution to Increase the Aggregate Number of Trust Units which may be Authorized and Issued Pursuant to the Trust Indenture
SCHEDULE B —	Extraordinary Resolution to Create a Class of Special Trust Units to Facilitate Merger Transactions
SCHEDULE C —	Extraordinary Resolution to Permit Registered Unitholders to Elect not to Receive Paper Copies of Unitholder Communications

GENERAL INFORMATION
This management information circular (the “Circular”) is provided to holders (“Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) in connection with the solicitation of voting proxies by the management of Pengrowth Corporation (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of Unitholders to be held at 3:00 p.m. (Calgary time) on Wednesday, June 18, 2008 in the Crystal Ballroom at the Fairmont Palliser Hotel, 133 — 9th Avenue S.W., Calgary, Alberta, Canada, or at any adjournments to the Meeting.
The terms “we”, “us”, “our” or “Pengrowth” refer to the Trust on a consolidated basis and include all of the Trust’s directly or indirectly held wholly-owned subsidiaries.
Date of Information
Unless otherwise noted, information contained in this Circular is given as of May 9, 2008.
Voting Units and Principal Holders Thereof
Pursuant to Pengrowth’s amended and restated trust indenture dated June 11, 2007 (the “Trust Indenture”), the Trust is authorized to issue an aggregate of 500,000,000 Trust Units. At the close of business on May 5, 2008, there were 248,322,311 Trust Units outstanding. Each Trust Unit carries the right to one vote on any matter properly coming before the Meeting.
To the knowledge of the directors and executive officers of the Corporation and Pengrowth Management Limited (the “Manager”), as of May 9, 2008, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Trust.
Currency and Exchange Rate
All monetary figures are stated in Canadian currency, except as noted. On May 9, 2008, the reported noon exchange rate quoted by the Bank of Canada for Cdn$1.00 was US$0.9939.
VOTING INFORMATION: QUESTIONS AND ANSWERS
Your vote is very important to us. This section of the Circular provides you with information on how to vote your Trust Units. If you still have questions or concerns after reviewing this section, please contact our trustee, Computershare Trust Company of Canada (“Computershare” or the “Trustee”), at:

•	North America:	(800) 564-6253

•	Other locations:	(514) 982-7555
Proxies are being solicited primarily by mail, but may also be solicited by email, facsimile or telephone. The costs of solicitation are being borne by Pengrowth.
Meeting Procedure
Am I entitled to vote?
You are entitled to vote if you held Trust Units at the close of business on May 5, 2008 (the “Record Date”). Each Trust Unit is entitled to one vote at the Meeting or at any adjournment of the Meeting.
What am I voting on?
You are voting on the following items of business that will be presented at the Meeting:
(i)	the appointment of auditors;

(ii)	the election of the directors of the Corporation (“Directors”);

(iii)	an amendment to the Trust Indenture to increase the aggregate number of Trust Units which may be authorized and issued pursuant to the Trust Indenture;

(iv)	an amendment to the Trust Indenture to create a class of special Trust Units to facilitate merger transactions

(v)	an amendment to the Trust Indenture to permit registered Unitholders to elect not to receive paper copies of Unitholder communications; and

(iv)	any other business that may properly come before the Meeting or any adjournment of the Meeting.
How are these matters decided?
A simple majority of the votes cast, in person or by proxy, at the Meeting is required to approve each of the matters identified in (i) and (ii) above. The matters identified in (iii), (iv) and (v) above will require the approval of two-thirds of the votes cast, in person or by proxy, at the Meeting.
How will my Trust Units be voted?
You can indicate on the attached instrument of proxy or voting instruction form how you want your proxyholder to vote your Trust Units or you can let your proxyholder decide for you. If neither you nor your proxyholder provides specific instructions, your Trust Units will be voted in favour of all items of business presented at the Meeting.
What if there are amendments to these matters or other matters brought before the Meeting?
If you plan to vote your Trust Units in person, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person you appoint as proxy on your behalf will have the discretion to vote on any amendments or variations to the matters of business to be addressed at the Meeting and with respect to other matters that may properly come before the Meeting, other than to vote for the election of any person as a Director who has not been named in this Circular.
At the date of this Circular, management of Pengrowth knows of no such amendments, variations or other matters to come before the Meeting.
Who counts the votes?
Votes are counted by Computershare in its capacity as registrar and transfer agent of the Trust.

Registered Unitholders
You are a registered Unitholder if your Trust Units are held directly in your own name through the direct registration system or a Trust Unit certificate. Otherwise, you are a beneficial Unitholder and should refer to page 4 for details of voting at the Meeting.
How can I vote if I am a registered Unitholder?
If you are a registered Unitholder, you may vote either in person at the Meeting or by completing and returning the enclosed instrument of proxy in accordance with the directions provided on it.
What if I want to attend the Meeting and vote in person?
If you are a registered Unitholder and plan to attend the Meeting and vote your Trust Units in person, do not complete or return the enclosed instrument of proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive. If you are a beneficial Unitholder, you should refer to page 4 for instructions on how to vote in person at the Meeting.
How can I vote by proxy?
The attached instrument of proxy appoints James S. Kinnear or John B. Zaozirny, who are Directors, to be your proxyholders. Should you choose to vote by proxy, please sign and return the completed instrument of proxy as indicated below. Alternatively, you may vote through the website as directed on the instrument of proxy or by calling the toll-free number located on the instrument of proxy.
Whether or not you attend the Meeting, you can appoint someone other than Messrs. Kinnear and Zaozirny to attend and vote as your proxyholder. You can use the enclosed instrument of proxy or another appropriate form of proxy to appoint your proxyholder by inserting their name in the space indicated on your proxy form. Your proxyholder does not need to be a Unitholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.
What do I do with my completed proxy?
Once you have completed and signed the instrument of proxy, you should mail it to, or deposit it with, the Corporate Secretary of Pengrowth Corporation in care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. This will ensure your vote is recorded. If you have completed your vote by proxy over the Internet or by telephone then there is nothing further you need to do, unless you decide to revoke your proxy, as discussed below.
What if I change my mind and want to revoke my proxy?
You may revoke your proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering the written statement to either: (i) Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.
You can also revoke your proxy by attending the Meeting and voting your Trust Units in person or by any other manner permitted by law.

Beneficial Unitholders
You are a beneficial Unitholder if your Trust Units are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other intermediary.
How can I vote if I am a beneficial Unitholder
If you are a beneficial Unitholder, you may only vote by completing and returning the enclosed voting instruction form in accordance with the directions provided on it.
What if I want to attend the Meeting and vote in person?
If you are a beneficial Unitholder and plan to attend the Meeting and vote your Trust Units in person, insert your own name in the space provided on the enclosed voting instruction form and return the form in accordance with the directions provided on it. Your vote will be taken and counted at the Meeting so do not complete the voting instructions on the form. Please register with Computershare when you arrive.
How can I vote by proxy?
The attached voting instruction form appoints James S. Kinnear or John B. Zaozirny, who are Directors, to be your proxyholders. Whether or not you attend the Meeting, you can appoint someone other than Messrs. Kinnear and Zaozirny to attend and vote as your proxyholder. You can use the enclosed voting instruction form to appoint your proxyholder by inserting their name in the space indicated on such form. Your proxyholder does not need to be a Unitholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.
What do I do with my completed Voting Instruction Form?
Once completed, you should return it in the envelope provided or fax it to one of the numbers provided in the voting instruction form in accordance with the instructions provided on such form. This will ensure your vote is recorded.
What if I change my mind and want to revoke my instructions?
In order to revoke instructions previously provided, you should follow the procedures provided by your nominee on the voting instruction form.

MATTERS TO BE ACTED UPON AT THE MEETING
Interest of Certain Persons or Companies in Matters to be Acted Upon
Other than as set forth elsewhere in this Circular, no (i) person who has been a Director or executive officer of Pengrowth at any time since January 1, 2007; (ii) proposed nominee for election as a Director; or (iii) associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the following matters to be acted upon at the Meeting, other than the election of Directors or the appointment of auditors.
Matter #1 — Receiving and Considering Financial Statements
The board of directors of the Corporation (the “Board”) will place before the Meeting the consolidated annual financial statements of the Trust and the auditors’ report thereon for the financial year ended December 31, 2007 (the “Financial Statements”). The Financial Statements, together with the annual report for the year ended December 31, 2007, are available on the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Unitholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.
Matter #2 — Appointment of Auditors
KPMG LLP, Chartered Accountants (“KPMG”), have been Pengrowth’s auditors since 1988. KPMG’s address is 2700, 205 — 5th Avenue S.W., Calgary, Alberta, Canada. Under the Canadian Securities Administrators’ National Instrument 52-108 Auditor Oversight, KPMG is a participating audit firm with the Canadian Public Accountability Board. KPMG has also confirmed to the Board and the Audit Committee of the Board (the “Audit Committee”) its status as independent within the meaning of applicable Canadian and U.S. rules. The Board, on recommendation from the Audit Committee, recommends the reappointment of KPMG as auditors. For details concerning fees paid to KPMG by Pengrowth and for details concerning the Audit Committee, see page 98 of Pengrowth’s Annual Information Form for the year ended December 31, 2007, which is dated March 19, 2008 and available on SEDAR at www.sedar.com, or page 98 of Pengrowth’s Form 40-F for the year ended December 31, 2007, which is dated March 19, 2008 and available on EDGAR at www.sec.gov.
The resolution appointing the auditors must be passed by a majority of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution appointing KPMG as auditors of Pengrowth to hold office until the close of the next annual meeting of Unitholders at a remuneration to be fixed by the Board.
Matter #3 — Election of Directors
The Board, by resolution dated May 5, 2008, has established the size of the Board to be elected at the Meeting at nine directors. Pursuant to the articles of the Corporation and the amended and restated Unanimous Shareholder Agreement dated June 11, 2007 between the Manager, the Trust, the Corporation and the Trustee (the “USA”), the Corporation shall have no more than twelve directors, two of whom are to be appointed by the Manager. The Manager intends to appoint James S. Kinnear and Nicholas C. H. Villiers as Directors. At the Meeting, Unitholders will be asked to pass an ordinary resolution electing Thomas A. Cumming, Wayne K. Foo, Kirby L. Hedrick, Michael S. Parrett, A. Terence Poole, D. Michael G. Stewart and John B. Zaozirny as Directors. All of the proposed nominees have consented to be named in this Circular and to serve as Directors if elected. Each elected Director will hold office until the close of the next annual meeting of Unitholders or until his successor is duly elected or appointed.

The resolution electing the Directors must be passed by a majority of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution electing the nominees set out below, other than Messrs. Kinnear and Villiers who have been appointed by the Manager pursuant to the Management Agreement. The following pages set out information for each of the persons proposed to be nominated for election as a Director.
James S. Kinnear, Chairman, Chief Executive Officer and President, Calgary, Alberta, Canada
Age: 60
Director since 1988
Not Independent
(Management)
Mr. Kinnear graduated from the University of Toronto in 1969 with a B.Sc. degree and received a C.F.A. designation in 1979. In 1982 he founded Pengrowth Management Limited and in 1988 created Pengrowth Energy Trust. Prior to 1982, he worked in the securities sector in Montreal, Toronto and London, England.
Mr. Kinnear was awarded the Ernst and Young, Prairies Region Entrepreneur of the Year award for 2001, and the Alberta Venture Businessman of the Year award in 2008. He is currently a Director of the Calgary Chamber of Commerce and a Director of the National Arts Centre Foundation Board. Mr. Kinnear is Chairman of the Pengrowth Rockyview General Hospital Invitational Golf Tournament, a member of the Calgary Health Trust Development Council and a member of the Canadian Council of Chief Executives.

Securities Held(1)
		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
6,621,238	—	6,621,238	$130,769,450	- / -	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors (Chairman)	16/16	100%
John B. Zaozirny, Lead Director, Calgary, Alberta, Canada
Age: 60
Director since 1988
Independent
John Zaozirny acts as Pengrowth’s Lead Director.
Mr. Zaozirny joined the Board in October 1988. Mr. Zaozirny is Counsel to McCarthy Tétrault and Vice Chairman of Canaccord Capital Corporation.
Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986. He currently serves on the boards of numerous Canadian and international corporations. He is also a Governor of the Business Council of British Columbia.

Securities Held(1)
		Total of Trust	Market Value of	Trust Unit	Trust Unit	Meets
		Units and	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
35,100	22,790	57,890	$1,143,327	24,000/24,000	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors (Lead Director)	15/16	94%
Corporate Governance Committee (Chairman)	3/3	100%
Compensation Committee	5/5	100%
Independent Committee(4)	1/1	100%

Thomas A. Cumming, Director, Calgary, Alberta, Canada
Age: 70
Director since 2000
Independent
Thomas Cumming joined the Board in April 2000. He held the position of President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally.
Mr. Cumming is currently Chairman of Alberta’s Electricity Balancing Pool and serves as a Director of the Alberta Capital Market Foundation. He is also a past President of the Calgary Chamber of Commerce. Mr. Cumming received his Bachelor of Applied Science in Engineering and Business at the University of Toronto.

Securities Held(1)
		Total of Trust	Market Value	Trust Unit	Trust Unit	Meets
		Units and	of Trust Units	Rights	Options	Ownership
Trust Units	DEUs	DEUs	and DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
8,678	11,211	19,889	$392,807	24,525/24,525	3,210/3,210	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	16/16	100%
Audit Committee (Chairman)	6/6	100%
Compensation Committee	5/5	100%
Corporate Governance Committee(5)	2/2	100%
Reserves, Operations and Environmental, Health and Safety Committee(5)	0/0	—%
Independent Committee(4)	1/1	100%
Wayne K. Foo, Director, Calgary, Alberta, Canada
Age: 51
Director since 2006
Independent
Wayne Foo joined the Board in June 2006. He is a geologist with extensive oil and gas industry experience. He received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979.
Mr. Foo has had a varied 27-year career in the energy sector, including: a geologist at Chevron Canada Resources; a geologist at Corexcana Ltd.; Geologist, Supervisor and Manager at Chevron Canada and International; President, Chief Operating Officer and Vice President of Archer Resources Ltd.; and President and Chief Executive Officer of Dominion Energy Canada Ltd.
At present, Mr. Foo is President and CEO, and a director of Petro Andina Resources Inc., a Toronto Stock Exchange (“TSX”) listed issuer.

Securities Held(1)
		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
4,273	10,155	14,428	$284,953	7,500/7,500	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	16/16	100%
Reserves, Operations and Environmental, Health and Safety Committee	2/2	100%
Corporate Governance Committee(6)	1/1	100%
Independent Committee(4)	1/1	100%

Kirby L. Hedrick, Director, Pinedale, Wyoming, United States of America
Age: 55
Director since 2005
Independent
Kirby Hedrick joined the Board in April 2005. Mr. Hedrick received a Bachelor of Science and Mechanical Engineering degree from the University of Evansville, Indiana in 1975. He completed the Stanford Executive Program in 1997 and the Stanford Corporate Governance Program in 2003.
Mr. Hedrick has extensive engineering and senior management experience in the United States and internationally, retiring in 2000 as Executive Vice-President, Upstream of Phillips Petroleum.
Mr. Hedrick also serves on the board of directors of Noble Energy Inc. and is a member of the Wyoming Environmental Quality Council.

Securities Held(1)
		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
4,000	14,773	18,773	$370,766	- / -	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	16/16	100%
Reserves, Operations and Environmental, Health and Safety Committee (Chairman)	2/2	100%
Audit Committee	6/6	100%
Independent Committee(4)	1/1	100%
Michael S. Parrett, Director, Aurora, Ontario, Canada
Age: 56
Director since 2004
Independent
Michael Parrett joined the Board in April 2004. He is a Chartered Accountant. Mr. Parrett received his Bachelor of Arts (Economics) from York University in 1973. He has acted as an independent consultant, having provided advisory service to various companies in Canada and the United States.
Mr. Parrett is Chairman of Gabriel Resources Limited, a member of the board of Fording Inc. and is serving as a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and, prior to that, Chief Financial Officer of Rio Algom and Falconbridge Limited.
Mr. Parrett has participated as an instructor, panel member and guest speaker at various mining conferences, the Law Society of Upper Canada, the Insurance Institute of Ontario and the Canadian School of Management.

Securities Held(1)
		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
4,000	14,175	18,175	$358,956	15,000/15,000	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	16/16	100%
Compensation Committee (Chairman)	5/5	100%
Audit Committee	6/6	100%
Corporate Governance Committee	3/3	100%
Independent Committee(4)	1/1	100%

A. Terence Poole, Director, Calgary, Alberta, Canada
Age: 65
Director since 2005
Independent
Terry Poole joined the Board in April 2005. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation. Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth.
Mr. Poole retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development.
Mr. Poole currently serves on the board of directors of Methanex Corporation and Synenco Energy Inc.

Securities Held(1)
		Total of Trust	Market Value of	Trust Unit	Trust Unit	Meets
		Units and	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
30,000	11,211	41,211	$813,917	15,000/15,000	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	15/16	94%
Audit Committee	6/6	100%
Corporate Governance Committee	3/3	100%
Independent Committee(4)	1/1	100%
D. Michael G. Stewart, Director, Calgary, Alberta, Canada
Age: 56
Director since 2006
Independent
Michael Stewart joined the Board in October 2006. He is the principal of the Ballinacurra Group, a privately held group of companies involved in private equity investments in the western Canadian energy sector and energy infrastructure project consulting. He also serves on the boards of directors of TransCanada Corporation, Canadian Energy Services Inc., the general partner of Canadian Energy Services LP and Northpoint Energy Ltd.
Mr. Stewart is a native Albertan and graduated from Queen’s University in Kingston, Ontario in 1973 with a Bachelor of Science degree in Geological Sciences.
Mr. Stewart is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Securities Held(1)
		Total of Trust	Market Value of	Trust Unit	Trust Unit	Meets
		Units and	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
13,370	11,527	24,897	$491,716	- / -	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	16/16	100%
Compensation Committee	5/5	100%
Reserves, Operations and Environmental, Health and Safety Committee	2/2	100%
Independent Committee(4)	1/1	100%

Nicholas C. H. Villiers, Director, London, England
Age: 68
Director since 2007
Not Independent
(Management)
Nicholas Villiers joined the Board in November 2007. Mr. Villiers retired from the Royal Bank of Canada in May 2002 where he was Vice Chairman of Royal Bank of Canada Europe Ltd. and Managing Director of RBC Capital Markets (previously RBC Dominion Securities) with responsibility for international mergers and acquisitions and for senior client relationships within the International Investment Banking group.
During his 19-year career with the RBC Group, Mr. Villiers developed an extensive knowledge of a range of industry sectors and established relationships with senior management, major shareholders and international investors worldwide.

Securities Held(1)
		Total of Trust	Market Value of	Trust Unit	Trust Unit	Meets
		Units and	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
—	4,274	4,274	$84,412	- / -	- / -	No

Board and Committee Positions and Memberships	Attendance
Board of Directors(7)	1/1	100%

Notes:

(1)	All information relating to securities held, not being known to Pengrowth, has been provided by the respective nominees to the Board. Information is current as at May 1, 2008.

(2)	Market Value of Trust Units and DEUs has been calculated by multiplying the number of Trust Units and DEUs held by $19.75, which was the closing price of the Trust Units on the TSX on May 1, 2008.

(3)	For a description of Pengrowth’s Trust Unit ownership guidelines as they apply to the Directors, see “Statement of Executive Compensation — Report on Executive Compensation — Trust Unit Ownership Guidelines”.

(4)	A special committee of the Board comprised of all independent members of the Board was formed for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term of the Management Agreement. See “Management Agreement”.

(5)	Mr. Cumming moved from the Corporate Governance Committee to the Reserves, Operations and Environmental, Health and Safety Committee effective April 18, 2007; two meetings of that committee were held before Mr. Cumming’s appointment.

(6)	Mr. Foo attended the only meeting of the Corporate Governance Committee held subsequent to his appointment to that committee on April 18, 2007.

(7)	Mr. Villiers attended the only meeting of the Board held subsequent to his appointment to the Board on November 27, 2007.
None of the proposed Directors is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting in that capacity; (ii) was subject to such an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.
None of the proposed Directors is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
None of the proposed Directors has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
Matter #4 — Extraordinary Resolution to Increase the Aggregate Number of Trust Units which may be Authorized and Issued Pursuant to the Trust Indenture
The Trust Indenture currently provides that the Trust may not authorize and issue more than 500,000,000 Trust Units. This restriction on the number of Trust Units available to be issued from treasury may unduly limit the ability of the Trust to raise additional capital through equity offerings and to undertake certain mergers and acquisitions. In order to help facilitate value creation for the Unitholders through the anticipated future growth of Pengrowth, it is proposed to amend the Trust Indenture to permit the authorization and issuance of an unlimited number of Trust Units. This amendment is consistent with industry practice in the energy/royalty trust sector.
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the extraordinary resolution contained in Schedule A to this Circular to amend the Trust Indenture to give effect to the foregoing changes.
The resolution approving the foregoing matters must be passed by two-thirds of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the extraordinary resolution approving the amendments to the Trust Indenture set out above.
Matter #5 — Extraordinary Resolution to Create a Class of Special Trust Units to Facilitate Merger Transactions
Unitholders will be asked to consider an extraordinary resolution approving amendments to the Trust Indenture to create a class of special trust units, to be referred to as “Pengrowth Special Trust Units” issuable in series, to facilitate merger transactions.
A significant amount of consolidation has occurred recently in the energy/royalty trust sector with nine merger or acquisition transactions occurring since 2006 with an aggregate value of $16 billion. Pengrowth participated in this consolidation activity through the business combination between Pengrowth and Esprit Energy Trust completed in the fall of 2006. Pengrowth will continue to evaluate consolidation opportunities that have the potential for adding value for Pengrowth Unitholders.
Trust mergers typically involve structuring the transaction as a “qualifying exchange” pursuant to section 132.2 of the Income Tax Act (Canada). Under that section, the exchange of trust units of the target trust for trust units of the acquiring trust is accomplished on a tax free rollover basis which does not trigger a capital gain or capital loss to the target unitholders. There are several merger structures which may be employed to achieve a “qualifying exchange” that satisfies section 132.2 of the Income Tax Act. One such structure involves the issuance of a distinct class of trust units of the acquiring trust to the target trust in exchange for all of the assets of the target trust, which distinct trust units are cancelled in a later step of the merger structure. As these trust units are only outstanding throughout the process of the merger transaction and are not outstanding at its conclusion, they do not affect any of the rights of the unitholders of the acquiring trust, including the rights to distributions, to vote at meetings and to receive the assets of the trust upon liquidation thereof.
Pengrowth does not currently have a distinct class of trust units in its authorized capital that could be utilized in a section 132.2 transaction. As a result, Pengrowth could not use this form of merger structure to acquire another trust without holding a Unitholders’ meeting to amend the Trust Indenture. To hold a Unitholders’ meeting in connection with a specific merger transaction to create this class of special trust units would involve significant cost, estimated at approximately $700,000, and potentially put Pengrowth in an uncompetitive position. To permit Pengrowth to use this form of tax effective merger structure to enable Pengrowth to participate in further consolidation activity without the cost and delay associated with a Unitholders meeting, it is proposed that Pengrowth create a distinct class of special trust units, issuable in series.

It is proposed that the Pengrowth special trust units would entitle the holders thereof to rights in respect of voting, distributions and participation in the assets of the Trust in the event of the termination, liquidation, winding-up or dissolution of the trust, as determined by the Board at the time of issuance. However, as the Pengrowth special units would only be outstanding for the duration of the merger transaction, it is not contemplated that they would affect the rights of the Unitholders.
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the extraordinary resolution contained in Schedule B to the Circular to amend the Trust Indenture to create a class of special trust units, issuable in series.
The resolution approving the foregoing matters must be passed by two-thirds of the votes cast on this matter by Unitholders present in person or by proxy at the meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the extraordinary resolution approving the amendments to the Trust Indenture set out above.
Matter #6 — Extraordinary Resolution to Permit Registered Unitholders to Elect not to Receive Paper Copies of Unitholder Communications
The Trust Indenture currently requires the Corporation to send paper copies of annual and interim financial statements as well as notices of meetings and information circulars relating to meetings of the Unitholders to registered Unitholders. These requirements detrimentally impact the environment, impose significant costs, including printing and mailing costs, on Pengrowth and are not in keeping with current industry practice. Sending paper copies of these documents is also unnecessary given that they are available on the Internet at Pengrowth’s website, www.pengrowth.com, the SEDAR website, www.sedar.com and through EDGAR on the SEC’s website at www.sec.gov.
In order to reflect Pengrowth’s commitment to protecting the environment and to reduce unnecessary costs, it is proposed to amend the Trust Indenture to permit registered Unitholders to elect (1) to decline to receive paper copies of annual and interim financial statements and notices of meetings and information circulars relating to meetings of Unitholders; or (2) to decline to receive paper copies of financial statements, in which case they will continue to receive notices of meetings and information circulars relating to meetings of the Unitholders in paper format. Registered Unitholders who elect either option will also be permitted to elect to receive an electronic notification when these documents are available on the Internet. Registered Unitholders will be provided with a form in order to make this election. Registered Unitholders who do not respond will continue to receive paper copies of these documents.
The foregoing amendments do not affect beneficial Unitholders who receive their documents through the investor communication services of Broadridge in accordance with the instructions they have provided to their broker or other intermediary.
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the extraordinary resolution contained in Schedule C to the Circular to amend the Trust Indenture to give effect to the foregoing changes.
The resolution approving the foregoing matters must be passed by two-thirds of the votes cast on this matter by Unitholders present in person or by proxy at the meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the extraordinary resolution approving the amendments to the Trust Indenture set out above.

STATEMENT OF EXECUTIVE COMPENSATION
Report on Executive Compensation
Composition of the Compensation Committee
The Compensation Committee is comprised of Messrs. Michael S. Parrett (Chairman), Thomas A. Cumming, D. Michael G. Stewart and John B. Zaozirny, each of whom are independent members of the Board. There have been no changes to the composition of the Compensation Committee during the year ended December 31, 2007. None of the members of the Compensation Committee are, or have been, officers or employees of Pengrowth.
Compensation Consultant
The Compensation Committee engaged Towers Perrin Inc. (“Towers”) throughout 2007 and Mercer (Canada) Limited (“Mercer”) in the fall of 2007 to provide specific support to the Compensation Committee in determining compensation for the Corporation’s officers and employees during the most recently completed financial year. This support has included attendance at meetings of the Compensation Committee and the provision of general market observations, benchmark market data and independent compensation analysis. The recommendations made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations in addition to the information and recommendations provided by Towers and Mercer.
For the year ended December 31, 2007, fees paid to Towers and Mercer as advisors of the Compensation Committee totaled approximately $57,798. Pengrowth also paid Towers and Mercer approximately $25,461 in 2007 for various administrative and compliance mandates from Pengrowth’s management.
Compensation Strategy
Pengrowth’s executive compensation strategy is designed to: (i) attract and retain high performing senior management; (ii) align the immediate, short-term and long-term behaviour of senior management with the interests of Unitholders; and (iii) motivate senior management by rewarding both individual and corporate performance.
Pengrowth’s target compensation levels are determined in relation to the compensation level of Pengrowth’s competitors (“Peer Group”). The Peer Group consists of exploration and production organizations of comparable size and operations, weighted in favour of senior Canadian energy trusts, with whom Pengrowth competes for senior management talent and for which compensation data is available through a combination of public disclosure and/or reliable surveys prepared by independent consulting firms, including Towers and Mercer. The Compensation Committee regularly reviews the direct compensation plans of the Peer Group to ensure that Pengrowth is competitive in a demanding labour market. The Compensation Committee is currently reviewing Pengrowth’s compensation plans for 2009.
Pengrowth’s direct compensation program is comprised of three components — base salaries, an annual performance bonus plan and a long-term incentive program, the particular details of which are set out below under the heading “Statement of Executive Compensation — Compensation Arrangements”. Pengrowth designs its base salaries, annual incentives and long-term incentives such that the aggregate direct compensation pays at the 50th percentile of the comparable total pay of the Peer Group when Pengrowth and the individual each achieve target goals and expectations, and pays at the 75th percentile of the comparable total pay of the Peer Group when Pengrowth and the individual significantly exceed target goals and expectations. In addition to target compensation levels, Pengrowth has paid a retention bonus to certain team members in each of 2005 and 2006 to reflect the high level of competition for skilled personnel within the energy industry.

In all cases, Pengrowth’s policy is that total direct compensation is commensurate with individual and organizational performance.
Trust Unit Ownership Guidelines
Pengrowth has implemented guidelines for Trust Unit ownership for the Directors and executive officers of the Corporation. Although not a condition of employment, compliance with the ownership guidelines is a significant factor to be considered in connection with, among other things, determining eligibility to participate in Pengrowth’s long-term incentive program. The NEOs (as that term is defined under the heading “Statement of Executive Compensation — Executive Compensation Tables — Summary Executive Compensation Table”) and non-executive Directors are encouraged to satisfy the ownership guidelines within three years of the commencement of their employment or election as a Director, as the case may be.
The NEOs are required to own Trust Units and/or deferred entitlement units (“DEUs”) (together, the “Ownership Units”) with a market value equal to a certain percentage of their annual base salary. The Chief Financial Officer is required to own Ownership Units with a market value equal to two times his annual base salary. Since Mr. Kinnear and Mr. Selby do not receive a base salary (see “Executive Compensation Tables — Summary Executive Compensation Table”), Mr. Kinnear, as President, is required to own 1.5 times the number of Ownership Units required to be owned by the Chief Financial Officer and Mr. Selby is required to own the same number of Ownership Units as required to be owned by the Chief Financial Officer. The other NEOs are required to own Ownership Units with a market value equal to 1.5 times their annual base salary. Each of the NEOs is currently complying with his respective ownership guidelines. As of May 1, 2008, the NEOs held in the aggregate 7,038,102 Ownership Units with a market value of $139,002,515. As of May 1, 2008, the members of Pengrowth’s leadership team held in the aggregate 7,249,083 Ownership Units with a market value of $143,169,389.
Currently, the non-executive Directors are each required to own Ownership Units with a market value equal to five times their respective annual retainer, and are expected to obtain this increased level of ownership by the later of: (i) June 11, 2008; and (ii) three years from the date of their initial election or appointment as a Director. Other than Mr. Villiers who joined the Board in November of 2007, each of the non-executive Directors is currently complying with the ownership guidelines relating to non-executive Directors. As of May 1, 2008, the non-executive Directors held 199,537 Ownership Units with a market value of $3,940,856, representing a unit ownership level of approximately 16 times their annual retainer.
Pengrowth encourages all employees to share in its long-term success through its various supported voluntary savings plans. As of May 1, 2008, employees, other than the senior management set out above, owned approximately 624,421 Trust Units with a market value of $12,332,315 through these plans.
Compensation Arrangements
Base Salaries
Senior management base salaries are reviewed annually to ensure that they reflect comparable base compensation in the Peer Group, general market conditions, the level of responsibility and accountability within Pengrowth, background skills and experience, individual performance and the individual’s overall contribution to Pengrowth’s success. Certain benefits and perquisites are also provided where doing so is competitive, cost effective or assists senior management in carrying out their duties effectively.
Annual Performance Bonus Plan
Pengrowth’s annual performance bonus plan consists of a series of organizational and individual performance measures and objectives. The weighting between corporate and individual performance objectives in determining overall award grants varies by organization level, with more senior positions weighted more heavily towards corporate performance, thereby reflecting the nature and impact of their contributions. For senior management, the weighting on corporate performance ranges from 70% to 80%

of the total bonus awarded pursuant to this plan; the remaining 20% to 30% of the total bonus is based on individual performance.
Corporate performance is based on the following three equally-weighted measures:
•	Three-year average total Unitholder return. This measure reflects the average total return delivered to Unitholders (change in Trust Unit price plus distributions) over the prior three years.

•	Cash flows from operating activities before working capital adjustments per Trust Unit. This measure approximates the cash available for distribution to Unitholders.

•	Organizational scorecard. This measure allows the Compensation Committee and the Board to make an overall assessment against planned corporate performance measures, including production levels, reserves, operating costs, general and administrative costs, new business activities, environmental and safety performance, and other corporate initiatives.
Individual performance is assessed against planned objectives for the year in consultation with each individual.
At the commencement of each fiscal year, the Compensation Committee establishes a target level bonus and three levels of performance and associated bonus — threshold level performance, target level performance and maximum level performance — the achievement of which determines the size of the total bonus pool available to be awarded to senior management pursuant to this bonus plan. In the event threshold level performance is attained, the threshold bonus will be awarded. In the event target level performance is attained, the target level bonus is awarded. In the event the maximum level of performance is attained, a bonus equal to two times the target level bonus is awarded. No bonuses will be awarded under either the organizational or individual components of the plan if cash flows from operating activities before working capital adjustments per Trust Unit is not above a minimum amount determined each year by the Board.
Senior management and other high performance employees are also eligible for an additional award of Trust Units under the “PML President’s Award.” This program provides additional compensation on the recommendation of the President and Chief Executive Officer of the Corporation in consultation with the Compensation Committee to high performance employees, including senior management, who make significant contributions to Pengrowth’s success. The awards are intended to compensate high performance employees at levels up to the 75th percentile of the total cash compensation for the Peer Group for comparable positions. The awards are jointly funded by the Manager and the Corporation. Awards are paid in the form of Trust Units purchased on the secondary market, in order to encourage ownership and to align the interests of the recipients with the interests of the Manager and Unitholders in general.
Long Term Incentive Plans
General
In 2005, Pengrowth’s long-term incentive program was redesigned to incorporate both grants of rights to acquire Trust Units (“Trust Unit Rights”) pursuant to Pengrowth’s trust unit rights incentive plan (the “Rights Incentive Plan”) and grants of DEUs pursuant to the deferred entitlement unit plan (the “DEU Plan”). The proportion of Trust Unit Rights and DEUs granted to eligible participants varies by organization level, with more senior positions receiving a long term incentive package weighted more towards Trust Unit Rights in order to reflect the impact such individuals have on long term Trust Unit price appreciation.

Trust Unit Rights Incentive Plan
     Purpose
The purpose of the Rights Incentive Plan is to advance the interests of Pengrowth by permitting, through the grant and exercise of Trust Unit Rights, Directors, officers and employees of, and direct and indirect service providers to, Pengrowth to acquire Trust Units, thereby: (i) increasing the ownership interests of such persons in Pengrowth; (ii) aligning their interests with the interests of Unitholders generally; (iii) encouraging them to remain associated with Pengrowth; and (iv) furnishing them with an additional incentive in their efforts on behalf of Pengrowth.
      Trust Units Subject to the Rights Incentive Plan
As of March 31, 2008, 4,311,402 Trust Unit Rights were available to be granted under the Rights Incentive Plan, representing 1.7% of the issued and outstanding Trust Units as at March 31, 2008. The number of Trust Units reserved for issuance upon the exercise of Trust Unit Rights may be amended subject to the policies and approval of the Toronto Stock Exchange (“TSX”) and the approval of the Unitholders by way of ordinary resolution at a meeting of the Unitholders.
If any Trust Unit Rights granted under the Rights Incentive Plan expire or terminate for any reason without having been exercised in full, any Trust Units to which such Trust Unit Rights relate shall be available for the purposes of granting additional Trust Unit Rights under the Rights Incentive Plan.
      Administration, Eligibility and Limitation of Issuances
The Rights Incentive Plan will be administered by either the Board or by an appointed committee thereof (for the purposes of this section, the “Plan Administrator”), which shall, from time to time, at its sole discretion and subject to the Rights Incentive Plan, determine the participants who shall participate under the Rights Incentive Plan, the number of Trust Unit Rights to be granted to such participants and the terms of vesting of such Trust Unit Rights; provided, however, that: (i) the number of Trust Unit Rights granted to any one participant shall not exceed five percent of the issued and outstanding Trust Units at the date of grant of such Trust Unit Rights (the “Grant Date”), calculated on a non-diluted basis; (ii) the number of Trust Units which may be reserved for issuance to “insiders” (as defined by the policies of the TSX), at any time, under the Rights Incentive Plan and all other security-based compensation arrangements (as defined by the policies of the TSX) of Pengrowth shall not exceed ten percent of the issued and outstanding Trust Units calculated on a non-diluted basis; and (iii) the number of Trust Units issued to insiders, within any one-year period, under the Rights Incentive Plan and all other security-based compensation arrangements of Pengrowth cannot exceed ten percent of the issued and outstanding Trust Units, calculated on a non-diluted basis. The Plan Administrator may appoint an external administrative agent to assist in the administration of the Rights Incentive Plan.
      Exercise Price
Subject to adjustment pursuant to the terms of the Rights Incentive Plan, the exercise price per Trust Unit Right granted (the “Exercise Price”) shall be not less than the closing market price of the Trust Units on the TSX (the “Market Price”) on the day immediately preceding the Grant Date. If the Trust Units are not traded on the TSX, the Exercise Price shall be equal to the closing market price of the Trust Units on such other stock exchange as the Trust Units may then be traded on the trading day immediately preceding the Grant Date. If the Trust Units are not traded on any stock exchange, the Exercise Price shall be equal to an amount determined by the Plan Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Plan Administrator indicating a valuation of the Trust Units.
      Adjusted Exercise Price
In the event that the aggregate amount of regular cash distributions of the Trust (“Distributions”) paid to Unitholders during a fiscal quarter, on a per Trust Unit basis pursuant to the Trust Indenture is greater than: (i) 2.5% of the Trust’s Oil and Gas Interests (as defined below) on the Trust’s consolidated balance sheet at the beginning of such fiscal quarter; divided by (ii) the number of Trust Units issued and outstanding at the beginning of such fiscal quarter (the result of such calculation being referred to herein as, the “Threshold Amount”), then the Exercise Price of each outstanding Trust Unit Right shall, at the election of the holder thereof on the date of exercise of such Trust Unit Right, be reduced by an amount equal to: (i) the amount by which the aggregate Distributions for the most recently completed fiscal quarter preceding the date of exercise of such Trust Unit Right, calculated on a per Trust Unit basis, exceeds the Threshold Amount (the “Reduction”); plus (ii) the cumulative amount of any accumulated Reductions from prior fiscal quarters, including the fiscal quarter in which the Trust Unit Rights were granted (such reduced price being the “Adjusted Exercise Price”).
For the purposes of the Plan, “Oil & Gas Interests” shall be the Trust’s consolidated oil & gas royalty and property interests financially disclosed as net book value of property, plant and equipment.
Upon the exercise of a Trust Unit Right, the Exercise Price shall, at the election of the holder thereof, be reduced by the sum of all Reductions, if any, for each fiscal quarter that such Trust Unit Right was outstanding from the date of grant of the Trust Unit Right to and including the most recently completed fiscal quarter prior to the date of exercise.
For the sake of greater certainty, if, on the date of exercise of a Trust Unit Right, the holder thereof elects not to reduce the Exercise Price of such Trust Unit Right by the aggregate amount of all of the accumulated Reductions, such holder shall not be entitled to receive payment in cash or otherwise in lieu of an adjustment to the Exercise Price by such accumulated Reductions, and such Trust Unit Right shall be exercisable for the Exercise Price as otherwise provided pursuant to the Rights Incentive Plan.
Subject to the approval of the TSX, the Plan Administrator may, without Unitholder approval, vary the formula for calculating the Threshold Amount.
      Vesting
Trust Unit Rights granted under the Rights Incentive Plan may be exercised on the basis and schedule to be determined by the Plan Administrator on the Grant Date.
      Term
Trust Unit Rights granted under the Rights Incentive Plan may be exercised during a period (the “Exercise Period”) not exceeding five years from the Grant Date, subject to such terms of vesting as the Plan Administrator may determine in accordance with the Rights Incentive Plan. At the expiration of the applicable Exercise Period (the “Expiry Date”), any Trust Unit Rights which have not been exercised shall expire and become null and void. The Plan Administrator shall not, without first receiving Unitholder approval, extend the Exercise Period where such extension would be for the sole benefit of insiders of Pengrowth.
Notwithstanding the foregoing, if the Expiry Date for a Trust Unit Right occurs during a Blackout Period (as defined in the Rights Incentive Plan) applicable to the relevant participant under the Rights Incentive Plan, or within 10 business days after the expiry of a Blackout Period applicable to the relevant participant under the Rights Incentive Plan, then the Expiry Date for that Trust Unit Right shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Trust Unit Rights outstanding under the Rights Incentive Plan.
      Termination of Rights
If a holder of Trust Unit Rights ceases to be a Director, officer, employee or direct or indirect service provider of Pengrowth prior to the Expiry Date:
•	by reason of the death or long term disability (as reasonably determined by the Plan Administrator) of such holder, then all outstanding Trust Unit Rights granted to such holder shall immediately and automatically vest and all such vested Trust Unit Rights granted to such holder shall terminate on the earlier of (i) the date that is one year following the date of death or long term disability; and (ii) the applicable Expiry Date. Only the holder or the person or persons to whom the holder’s rights under the Trust Unit Rights pass by the holder’s will or applicable law shall have the right to exercise part or all of the holder’s outstanding and vested Trust Unit Rights;

•	by reason of retirement (as reasonably determined by the Plan Administrator), then all outstanding Trust Unit Rights granted to such holder shall terminate on the earlier of: (i) the date which is two years following the date of retirement of such holder; or (ii) the applicable Expiry Date;

•	for cause, then all outstanding Trust Unit Rights, whether vested or not, shall immediately and automatically terminate; and

•	for any reason, other than as provided in the foregoing paragraphs, then all outstanding unvested Trust Unit Rights granted to such holder shall, unless otherwise provided, immediately and automatically terminate. Such holder shall have the right to exercise part or all of his or her outstanding vested Trust Unit Rights at any time up to and including (but not after) the earlier of: (i) the date which is 60 days following the date of such termination, resignation or cessation of employment; and (ii) the applicable Expiry Date.
      Assignability
Except as specifically provided in the Rights Incentive Plan, Trust Unit Rights may not be transferred or assigned without the prior consent of the Plan Administrator.
      Adjustments
In the event that during the Exercise Period of any Trust Unit Rights granted under the Rights Incentive Plan there is a consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Trust Units, outstanding Trust Unit Rights shall be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Trust Unit Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division, or change, and the Exercise Price of outstanding Trust Unit Rights shall be adjusted accordingly.
      Amendments
The Board may, at any time, amend, suspend or terminate the Rights Incentive Plan, or any portion of the Rights Incentive Plan, or any Trust Unit Right granted under the Rights Incentive Plan, without Unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of Unitholders or any governmental or regulatory body. However, except as expressly set forth in the Rights Incentive Plan, no action of the Board or Unitholders shall alter or impair the rights of a holder under any Trust Unit Right previously granted to the holder without the consent of the affected holder. Notwithstanding the Board’s ability to amend, suspend or terminate the Rights Incentive Plan at any time, the following specific amendments require Unitholder approval:
(a)	amendments to the number of Trust Units issuable under the Rights Incentive Plan, including an increase to a fixed maximum number of Trust Units or a change from a fixed maximum number of Trust Units to a fixed maximum percentage;

(b)	any amendment which would result in the Exercise Price for any Trust Unit Rights granted under the Rights Incentive Plan being lower than the Market Price of the Trust Units at the time the Trust Unit Right is granted;

(c)	any amendment which reduces the Exercise Price of a Trust Unit Right;

(d)	any amendment extending the term of a Trust Unit Right held by an insider beyond its original Expiry Date except as otherwise permitted by the Rights Incentive Plan; and

(e)	amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

      Change of Control
In the event of a change of control (as such term is defined in the Rights Incentive Plan), all outstanding Trust Unit Rights granted under the Rights Incentive Plan shall vest and be immediately exercisable and each holder thereof shall have the right to exercise part or all of the Trust Unit Rights granted to him under the Rights Incentive Plan at any time up to and including (but not after) the earlier of: (i) the date which is 90 days following the date of the change of control; and (ii) the Expiry Date of the Trust Unit Rights.
Deferred Entitlement Unit Plan
     Purpose
The purpose of the DEU Plan is to provide long-term incentives, through the ownership of Trust Units, in order to attract, retain and motivate Directors, officers, employees and direct and indirect service providers of Pengrowth who make valuable contributions to the long-term success of Pengrowth’s business. DEUs may be granted to the Directors, officers, employees and direct and indirect service providers of Pengrowth.
      Trust Units Subject to the DEU Plan
As of March 31, 2008, 4,308,618 DEUs were available to be granted under the DEU Plan, representing 1.7% of the issued and outstanding Trust Units. The maximum number of Trust Units which may be reserved for issuance upon the exercise of DEUs is 5,525,000 Trust Units, representing 2.3% of the Trust Units issued and outstanding as at March 31, 2008; this amount may be amended subject to the policies and approval of the TSX and the approval of the Unitholders by way of ordinary resolution at a meeting of the Unitholders. In aggregate, 232,729 Trust Units have been issued pursuant to the exercise of DEUs.
      Administration, Eligibility and Limitation of Issuances
The Board designates those eligible participants who will be granted DEUs. In the case of DEUs granted to officers and employees of, and direct and indirect service providers to, Pengrowth, DEUs entitle the holder thereof to Trust Units, including additional DEUs acquired through the reinvestment of notional distributions, the number of which is determined by Pengrowth’s performance relative to its competitor group. The DEU Plan provides the Board with the authority to establish performance benchmarks and to determine the relationship between the number of DEUs granted and Pengrowth’s overall performance, including, but not limited to, the market price of Trust Units, the financial performance of the Trust and the participant’s ownership levels of Trust Units. It is currently the practice of Pengrowth to limit the maximum number of Trust Units granted to the holder thereof upon the achievement of performance benchmarks to 150% of the aggregate of the DEUs granted plus DEUs acquired through the reinvestment of notional distributions. In the case of DEUs granted to Directors, DEUs entitle the holder thereof to an equivalent number of Trust Units immediately following the date of the DEU grant and to such additional DEUs acquired through the reinvestment of notional distributions.
The DEU Plan includes a distribution reinvestment component, pursuant to which notional distributions on unvested DEUs accrue to the benefit of the holder and are credited to the holder in the form of additional DEUs.
The DEU Plan provides that: (i) the number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX), at any time, under the DEU Plan and all other security-based compensation arrangements of Pengrowth shall not exceed ten percent of the issued and outstanding Trust Units, calculated on a non-diluted basis; and (ii) the number of Trust Units issued to insiders within any one-year period under the DEU Plan and all other security-based compensation arrangements of Pengrowth cannot exceed ten percent of the issued and outstanding Trust Units, calculated on a non-diluted basis.
      Vesting
DEUs granted to the officers, employees and direct and indirect service providers of Pengrowth typically vest three years following the date of the DEU grant, although vesting periods are determined at the discretion of the Board. DEUs granted to Directors typically vest immediately upon their issuance. Trust Units are issued from treasury upon the exercise of fully vested DEUs.
      Termination of DEUs
In accordance with the terms of the DEU Plan, DEUs shall terminate on the earlier of the following dates:
•	if a participant dies or ceases to be an employee by reason of: (i) retirement from active employment upon reaching the permitted retirement age set by the Board (which is presently defined as age 55 with a minimum of five years of service); (ii) total or permanent disability; or (iii) for any other reason specified by the Board, then all DEUs held in the name of the participant shall be immediately considered vested DEUs, which may be exercised by the holder or the holder’s estate or designated beneficiary; or

•	if a participant ceases to be an eligible person for any reason other than those set out above including, without limitation, termination of his employment by his employer, there shall be forfeited as of the Termination Date such DEUs as are not vested. No cash shall at any time be paid in lieu of any DEUs forfeited. For the purposes of this provision, “Termination Date” means the day that is 60 days from the date on which a participant ceases, for any reason, to be a member of the Board, an officer or an employee of Pengrowth, and where the employment is terminated by Pengrowth, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided.
      Amendments
The Board may, at any time, amend, suspend or terminate the DEU Plan, or any portion of the DEU Plan, or any DEUs granted under the DEU Plan, without Unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of Unitholders or any governmental or regulatory body. However, except as expressly set forth in the DEU Plan, no action of the Board or Unitholders shall alter or impair the rights of a holder under any DEU previously granted to the holder without the consent of the affected holder. Notwithstanding the Board’s ability to amend, suspend or terminate the DEU Plan at any time, the following specific amendments require Unitholder approval:
(a)	amendments to the number of Trust Units issuable under the DEU Plan, including an increase to a fixed maximum number of Trust Units or a change from a fixed maximum number of Trust Units to a fixed maximum percentage;

(b)	any amendment extending the term of a DEU held by an insider beyond its original expiry date except as otherwise permitted by the DEU Plan; and

(c)	amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).
      Assignability
The interest of any participant under the DEU Plan or in any DEU shall be not transferable or alienable by him either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him, but shall enure to the benefit of, and be binding upon, such participant or the designated beneficiary thereof.
      Adjustments
If the Trust Units are consolidated, subdivided or reclassified, or if any other action of a similar nature affecting the number of Trust Units is taken, then in such event the maximum number of Trust Units which can be issued under the DEU Plan in accordance with the DEU Plan, and the number of DEUs granted to each participant, may be correspondingly adjusted by the Board.

      Change of Control
In the event of a change of control (as such term is defined in the DEU Plan) or possible change of control, the Board may, in their discretion, determine to immediately accelerate the vesting period of any DEUs granted under the DEU Plan.
Trust Unit Awards Plan
The purpose of the Trust Unit Awards Plan is to reward and retain, in a highly competitive market, eligible officers and employees with a combination of Trust Units and cash. In addition, the Trust Unit Award Plan provides for Trust Units to be awarded as signing bonuses to eligible new officers and employees. Any change in the market value of the Trust Units and reinvested distributions over the vesting period accrues to the eligible employees. No awards for retention bonuses under the Trust Unit Awards Plan were made in the year ended 2007. 20,775 Trust Units were awarded as signing bonuses in the year ended 2007.
Pengrowth acquires the Trust Units to be awarded under the Trust Unit Awards Plan on the secondary market and places the Trust Units in a trust account established for the benefit of the eligible employees. The cost to acquire the Trust Units is recorded as deferred compensation expense and is charged to net income on a straight line basis over the applicable vesting period. The cash portion of the Trust Unit Awards Plan is charged monthly to net income on a straight line basis over the applicable vesting period. Any Trust Units not awarded pursuant to the Trust Unit Awards Plan are sold on the secondary market and the proceeds are returned to Pengrowth.
Savings Plans
The purpose of the savings plans is to encourage officers and employees to have ownership in Pengrowth as well as to save for retirement. Pengrowth does not have a defined pension plan. The savings plan itself consists of two plans: (i) the Employee Trust Unit Purchase Plan; and (ii) the Group Registered Retirement Savings Plan (“Group RRSP”).
The Employee Trust Unit Purchase Plan provides officers and employees with the opportunity to share in Pengrowth’s success through the ownership of Trust Units. Effective January 1, 2007, the Corporation matched contributions to the Employee Trust Unit Purchase Plan up to a total of 12 percent of the contributor’s base pay. For each dollar in personal contributions made to the plan, contributions to the plan are matched by the Corporation less any matching contribution made by the Corporation to the contributor’s Group RRSP. Trust Units acquired pursuant to the Employee Trust Unit Purchase Plan are purchased on the secondary market.
The Corporation has established the self-directed Group RRSP to provide eligible participants an opportunity to save for retirement. Officers and employees are eligible to contribute to the Group RRSP after they have completed one year of service with the Corporation. Officers and employees may contribute between one and 18 percent of their base annual salary to the Group RRSP (not to exceed Canada Revenue Agency guidelines). The Corporation has matched employee’s contributions to a maximum of 6% of their base annual salary. The amount contributed by the Corporation to the Group RRSP will reduce the amount available for matching by Pengrowth under the Employee Trust Unit Purchase Plan.
Trust Unit Margin Purchase Plan
In February 2000, the Corporation instituted the Margin Purchase Plan, which is available to employees and special consultants of the Corporation. In accordance with the restrictions on financial assistance in the Sarbanes-Oxley Act of 2002 (“SOX”), the Margin Purchase Plan is not available to Directors and officers. Participants are permitted to acquire Trust Units of the Trust through individual margin accounts with a specified Canadian investment dealer which provides participants with up to 75% margin, supported by a letter of credit by the Corporation. Participants may utilize the Margin Purchase Plan in order to exercise Trust Unit Rights and Trust Unit Options held by them. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations in respect to their margin loans. If there is a requirement to draw on the letter of credit to support the margin requirements of the specified Canadian investment dealer, each of the participants in the Margin

Purchase Plan will nonetheless remain responsible to reimburse the Corporation and the specified Canadian investment dealer for all principal and interest associated with their margin loans. The Margin Purchase Plan is terminable upon two years notice by the Corporation or by the specified investment dealer. The amount of the letter of credit (currently $1 million) may vary on the basis of interest rates, Trust Unit distributions and the trading price of the Trust Units. Costs of administration of the Margin Purchase Plan are shared equally between the participants and the Corporation, and participants share costs amongst themselves on a pro rata basis.
Trust Unit Option Plan
     Termination of Unit Option Plan
No options to purchase Trust Units (“Trust Unit Options”) or stock appreciation rights (“SARs”) have been issued pursuant to the Unit Option Plan since January 28, 2002 and Pengrowth does not intend to issue any further Trust Unit Options or SARs in the future. There are presently 39,648 Trust Units reserved for issuance pursuant to outstanding Trust Unit Options granted under the Unit Option Plan. Upon the exercise or expiration of the outstanding Trust Unit Options, the Unit Option Plan will be terminated. It is anticipated that all Trust Unit Options will be exercised or cancelled by June 28, 2009.
      Purpose
The purpose of Pengrowth’s trust unit option plan (the “Unit Option Plan”) is to encourage equity ownership in the Trust by Directors, officers, employees and direct and indirect service providers of the Corporation who are primarily responsible for the management and profitable growth of the business of the Corporation and the Trust. It is believed that the Unit Option Plan will advance the interests of these businesses by providing an additional incentive for superior performance and will enhance the ability to attract and retain persons of the highest caliber.
      Trust Units Subject to the Plan
Prior to June 29, 2002, Trust Unit Options and SARs were issuable pursuant to the Unit Option Plan from time to time at the discretion of the Manager, subject to ratification by the Board. The maximum number of Trust Units reserved for issuance under the Unit Option Plan is fixed at 6,000,000 Trust Units, which number is included in the 18,475,000 Trust Units reserved for issuance under the Rights Incentive Plan. As Pengrowth does not intend to issue further Trust Unit Options, the Trust Units reserved for issuance under the Unit Option Plan have been allocated to be reserved for issuance under the Rights Incentive Plan.
      Administration, Eligibility and Limitation of Issuances
The Unit Option Plan is administered by the Manager and there are a number of provisions in the Unit Option Plan where the Manager has full authority and discretion. In practice, the Manager defers to the discretion of the Board on such provisions.
Notwithstanding that no future grants of Trust Units Options or SARs are anticipated under the Unit Option Plan, the Unit Option Plan provides that: (i) the number of Trust Units reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX), at any time, under the Unit Option Plan and all other security-based compensation arrangements of Pengrowth shall not exceed ten percent of the issued and outstanding Trust Units, on a non-diluted basis; and (ii) the number of Trust Units issued to insiders within any one-year period, under the Unit Option Plan and all other security-based compensation arrangements of Pengrowth cannot exceed ten percent of the issued and outstanding Trust Units on a non-diluted basis.
Pengrowth has not provided any financial assistance to participants in the exercise of any Trust Units Options.
      Exercise Price
The exercise price of Trust Unit Options granted under the Unit Option Plan may not be less than the closing price of the Trust Unit Options in the facilities of the TSX on the date immediately preceding the date of grant.

     Vesting
The vesting period for Trust Unit Options is determined at the discretion of the Manager, but it typically set at two years.
      Term
Trust Unit Options presently outstanding under the Unit Option Plan have a seven year term from the date of grant of such Trust Unit Options (the “Option Exercise Period”). At the expiration of the applicable Option Exercise Period (the “Option Expiry Date”), any Trust Unit Options which have not been exercised shall expire and become null and void. The Board shall not, without first receiving Unitholder approval, extend the Option Exercise Period where such extension would be for the sole benefit of insiders of Pengrowth.
Notwithstanding the foregoing, if the Option Expiry Date for a Trust Unit Option occurs during a Blackout Period (as defined in the Unit Option Plan) applicable to the relevant participant under the Unit Option Plan, or within 10 business days after the expiry of a Blackout Period applicable to the relevant participant under the Unit Option Plan, then the Option Expiry Date for that Trust Unit Option shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Trust Unit Options outstanding under the Unit Option Plan.
      termination of trust unit options
In accordance with the terms of the Unit Option Plan, and subject to any written agreement by the Corporation providing otherwise, Trust Unit Options, to the extent not validly exercised, will terminate on the earlier of the following dates:
•	in the event of the death of the participant (in which event all rights granted shall be deemed to immediately vest in the name of the participant), on a date determined by the Manager;

•	in the event of the disablement of the participant, which disablement is for a continuous period of 180 days and which prevents the participant from continuing in his capacity as an officer, Director, employee, or a special consultant of the Corporation (in which event all Trust Unit Options granted shall be deemed to immediately vest in the name of the participant), on a date determined by the Manager and not less than 180 days after an event giving rise to the disablement;

•	in the event of the termination or retirement of the participant, on a date determined by the Manager.
In accordance with the terms of the Unit Option Plan, and subject to any written agreement by the Corporation providing otherwise, in the event of: (i) the sale by the Corporation of all or substantially all of the property and assets of the Corporation; or (ii) a “take-over bid” (as defined by applicable securities legislation) which results in the offeror under such bid holding in excess of 50 percent of the outstanding Trust Units, all then outstanding Trust Unit Options shall immediately vest and become exercisable.
      Assignability
The interest of any participant under the Unit Option Plan or in any Trust Unit Options is not transferable or alienable by him without the consent of the Manager.
      Adjustments
In the event of any subdivision or re-division of the Trust Units at any time prior to the expiry date of the Trust Unit Options into a greater number of Trust Units, the Trust shall deliver, at the time of any exercise thereafter of the Trust Unit Option hereby granted, such additional number of Trust Units as would have resulted from such subdivision, re-division or change if such exercise of the Trust Unit Option hereby granted had been prior to the date of such subdivision, re-division or change.

     Amendments
The Board may, at any time, amend, suspend or terminate the Unit Option Plan, or any portion of the Unit Option Plan, or any Trust Unit Options granted under the Unit Option Plan, without Unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of Unitholders or any governmental or regulatory body. However, except as expressly set forth in the Unit Option Plan, no action of the Board or Unitholders shall alter or impair the rights of a holder under any Trust Unit Option previously granted to the holder without the consent of the affected holder. Notwithstanding the Board’s ability to amend, suspend or terminate the Unit Option Plan at any time, the following specific amendments require Unitholder approval:
(a)	amendments to the number of Trust Units issuable under the Unit Option Plan, including an increase to a fixed maximum number of Trust Units or a change from a fixed maximum number of Trust Units to a fixed maximum percentage;

(b)	any amendment which would result in the Option Exercise Price for any Trust Unit Options granted under the Unit Option Plan being lower than the Market Price of the Trust Units at the time the Trust Unit Option is granted;

(c)	any amendment which reduces the Option Exercise Price of a Trust Unit Option;

(d)	any amendment extending the term of a Trust Unit Option held by an insider beyond its original Option Expiry Date except as otherwise permitted by the Unit Option Plan; and

(e)	amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).
     Change of Control
In the event of a change of control (as such term is defined in the Unit Option Plan), all outstanding Trust Unit Options granted under the Unit Option Plan shall vest and be immediately exercisable and each holder thereof shall have the right to exercise part or all of the Trust Unit Options granted to him under the Unit Option Plan at any time up to and including (but not after) the earlier of: (i) the date which is 90 days following the date of the change of control; and (ii) the expiry date of the Trust Unit Options.
Trust Units Issuable from Treasury
Since January 25, 1995, Pengrowth has maintained a fixed maximum number of Trust Units reserved for issuance under its security-based compensation arrangements. Since that date, Pengrowth has reserved an aggregate of 24,000,000 Trust Units for issuance under the Rights Incentive Plan, the DEU Plan and the Unit Option Plan, subject to a maximum of 5,525,000 DEUs being available for issuance pursuant to the DEU Plan (including all previously exercised incentives). At present, there are an aggregate of 4,664,777 outstanding Trust Unit Rights, DEUs and Trust Unit Options.
The following table sets out as of March 31, 2008, both in the aggregate and as a percentage of the Trust Units issued and outstanding, the number of Trust Unit Rights, DEUs and Trust Unit Options: (i) authorized to be granted; (ii) historically granted, net of any cancellations; (iii) historically exercised; (iv) outstanding; and (v) available to be granted.

			Historically
			Granted (Net of		Historically
			Cancellations)		Exercised		Outstanding		Available
	Authorized		(#)	(%)	(#)	(%)	(#)	(%)	(#)		(%)
Trust Unit Rights	18,475,000		6,915,695	2.8	3,274,219	1.3	3,641,476	1.4	4,311,402		1.7
Trust Unit Options	N/A	(3)	7,247,903	2.9	7,208,255	2.9	39,648	<0.1	N/A	(3)	—
Subtotal	18,475,000		14,163,598	5.7	10,482,474	4.2	3,681,124	1.4	4,311,402		1.7
DEUs(1) (2)	5,525,000		1,216,382	0.5	232,729	<0.1	983,653	0.4	4,308,618		1.7

Notes:

(1)	Including Trust Units earned, prior to March 31, 2008, through the notional distribution reinvestment component of the DEU Plan. See “Statement of Executive Compensation — Compensation Arrangements — Long Term Incentive Plans — Deferred Entitlement Unit Plan”.

(2)	Pengrowth’s current practice is that the number of Trust Units granted upon the exercise of DEUs may equal up to, but not more than, 150% of the aggregate of the DEUs granted and the additional DEUs acquired through the reinvestment of notional distributions, subject to Pengrowth meeting certain performance criteria. The number of DEUs provided does not include DEUs which may be granted subsequent to March 31, 2008 through the notional distribution reinvestment component of the DEU Plan or DEUs granted upon the satisfaction of the performance criteria, except for numbers under the headings “Historically Granted (Net of Cancellations)” and “Historically Exercised” which do include the notional distribution and performance components of the DEU Plan. See “Statement of Executive Compensation — Executive Compensation Tables — DEUs Granted to Executives During the Year Ended December 31, 2007”.

(3)	The number of Trust Units Pengrowth is permitted to issue upon the exercise of Trust Unit Rights and Trust Unit Options may not, in the aggregate, exceed 18,475,000. Since Pengrowth no longer grants Trust Unit Options under the Unit Option Plan, all Trust Units authorized and available for issuance pursuant to the Rights Incentive Plan and the Unit Option Plan have been allocated to Trust Unit Rights.
The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at December 31, 2007, aggregated for all compensation plans previously approved by Unitholders and all compensation plans not previously approved by Unitholders.

					Number of securities remaining
	Number of Securities to be			Weighted average exercise	available for future issuance
	issued upon exercise of			price of outstanding	under equity compensation
	outstanding options, warrants			options, warrants and	plans (excluding securities
	and rights			rights	reflected in column (a))
Plan Category	(a)			(b)	(c)

Equity compensation plans approved by securityholders	Rights	2,250,056		$17.39	5,775,227
	DEUs	868,042	(1)	N/A (2)	4,656,958
	Options	66,318		$15.25	—

Equity compensation plans not approved by securityholders		N/A		N/A	N/A

Total		3,184,416		N/A	10,432,185

Note:

(1)	Trust Units representing DEUs acquired through the reinvestment of notional distributions are included.

(2)	No consideration is payable upon the exercise of a DEU by the holder thereof.
Management and Employment Arrangements
Management Agreement
James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation, is the sole shareholder of the Manager which provides management services to the Corporation under the Amended and Restated Management Agreement dated as of June 17, 2003 (the “Management Agreement”) (see “Material Contracts — Management Agreement”). The management fees paid to the Manager are determined by the Management Agreement which has been approved by the Unitholders. Mr. Kinnear does not receive any salary or bonus in his capacity as Director and officer of the Corporation and has not received any Trust Unit Rights, DEUs or Trust Unit Options since November 2002. The Manager received $6.8 million for management services provided to the Corporation during 2007. The base fee paid to the Manager totaled $6.7 million and is calculated as a fixed percentage of “net operating income”. The management fees also included a performance fee of $0.1 million. In accordance with the Management Agreement, the Manager is required to make certain expenditures for the general benefit of the Corporation, including business development costs of the Corporation in an amount not less than $2 million and a contribution to the bonuses paid to employees of the Corporation.
Employment Agreements
Pengrowth has entered into executive employment contracts with the NEOs. Each contract is in place for as long as the NEO holds his respective position. The contracts provide for a severance payment to be made to a NEO where a change of control, as defined in the contract, occurs and, within 90 calendar days after the change of control occurs, the NEO is terminated without cause or resigns for reasons specified under the contract. Mr. Chris Webster is entitled to a severance benefit of 2.25 times annual total cash compensation (salary plus bonus). Messrs. William Christensen, James Causgrove and Larry Strong are entitled to a severance benefit of 1.75 times annual total cash compensation (salary plus bonus). In the event of a change of control, all outstanding Trust Unit Rights, DEUs and Trust Unit Options held as at the effective date of the change of control shall become fully vested, in accordance with the terms of the Rights Incentive Plan, the Trust Unit Option Plan and the DEU Plan. See “Statement of Executive Compensation — Compensation Arrangements — Trust Unit Rights Incentive Plan”, “— Deferred Entitlement Unit Plan” and “— Trust Unit Option Plan”, for a detailed description of what constitutes a “change of control” for the purposes of accelerating the vesting period of Trust Unit Rights and DEUs. None of the foregoing individuals are entitled to any defined benefit plan under which benefits are determined primarily by final compensation and years of service.
Consulting Arrangement
The legal and consulting firm controlled by the Vice President and Corporate Secretary, Charles V. Selby, earned an aggregate of $1.1 million for legal and consulting services provided to the Corporation in 2007. In the years ended December 31, 2006 and December 31, 2005, Mr. Selby earned an aggregate of $0.95 million and $0.7 million, respectively, for legal and consulting services provided to the Corporation. In addition, the Vice President and Corporate Secretary was granted 20,901 Trust Unit Rights in 2007 with an average exercise price of $19.98 per Trust Unit Right and 3,784 DEUs. In 2006 Mr. Selby was granted 12,507 Trust Unit Rights with an average exercise price of $23.20 per Trust Unit Right and 2,085 DEUs, and in 2005 he received 12,507 Trust Unit Rights with an average exercise price of $18.14 per Trust Unit Right and 3,250 DEUs. Mr. Selby does not receive any salary or bonus from the Corporation in his capacity as Vice President and Corporate Secretary.
Directors’ and Officers’ Liability Insurance
Pengrowth maintains insurance for the benefit of its Directors and officers and the directors and officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. The total annual amount of insurance coverage available is approximately US$50 million to US$75 million, depending on the type of claim, with a deductible of up to US$250,000, depending on the type of claim, for each claim for which Pengrowth grants indemnification. The Corporation bears the entire cost of the premiums payable pursuant to this coverage.
Executive Compensation Tables
Summary Executive Compensation Table
The following table provides a summary of compensation earned during each of the last three financial years ended December 31, 2007 by the Corporation’s named executive officers (“NEOs”). The Corporation’s NEOs are the Chief Executive Officer, the Chief Financial Officer, the next three most highly compensated executive officers of the Corporation and one additional executive officer of the Corporation who receives his compensation pursuant to a consulting arrangement. See “Statement of Executive Compensation — Management and Employment Arrangements — Consulting Arrangement”.

					Long-Term Compensation
					Awards		Payouts
						Shares or
		Annual Compensation			Securities	Units
				Other	Under	Subject to
				Annual	Options/Rights	Resale	DEU	All Other
Name and Principal		Salary(9)	Bonus(9)	Comp.(10)	Granted(11)	Restrictions	Payouts	Comp.(12)
Position	Year	($)	$)	($)	(#)	($)	($)	($)

James S. Kinnear(1)	2007	—	—	—	—	—	—	—
President, Chairman and	2006	—	—	—	—	—	—	—
Chief Executive Officer	2005	—	—	—	—	—	—	—

Christopher G. Webster(2)	2007	293,125	312,443	—	66,243	—	—	166,085
Chief Financial Officer	2006	257,292	225,917	—	43,299	—	—	137,285
	2005	234,282	230,861	—	41,971	—	—	41,933

William G. Christensen(3)(6)	2007	241,254	200,080	—	44,829	—	—	140,022
Vice President, Strategic	2006	221,271	149,509	—	15,516	—	—	63,691
Planning and Reservoir	2005	53,750	77,204	—	15,768	—	—	97,327
Exploitation

Larry B. Strong(4)(7)	2007	245,420	220,306	—	45,744	—	—	174,019
Vice President,	2006	218,767	148,121	—	15,531	—	—	110,869
Geosciences	2005	72,820	102,204	—	15,728	—	—	57,129

James E. A. Causgrove(5)(8)	2007	254,099	228,064	—	47,574	—	—	172,687
Vice President, Production	2006	223,329	150,649	—	15,660	—	—	94,084
& Operations	2005	41,174	102,204	—	15,915	—	—	52,502

Charles V. Selby(13)	2007	—	—	—	20,901	—	—	22,782
Vice President and	2006	—	—	—	12,507	—	—	11,224
Corporate Secretary	2005	—	—	—	12,507	—	—	205,516

Notes:

(1)	Management fees are paid by the Corporation to the Manager. James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation, is also the President and Chief Executive Officer of the Manager and owns, directly or indirectly, all of the issued and outstanding voting securities of the Manager. See “Statement of Executive Compensation — Management and Employment Arrangements — Management Agreement”.

(2)	Mr. Webster was Treasurer until his appointment as Interim Chief Financial Officer on November 29, 2004 and was Interim Chief Financial Officer until his appointment as Chief Financial Officer, effective March 21, 2005.

(3)	Mr. Christensen was granted 5,000 Trust Units as a signing bonus on November 16, 2005, 1,250 of which vested immediately on the date of grant, 1,250 vested on November 15, 2006, 1,250 Trust Units vested on November 15, 2007 and the remaining 1,250 shall vest on November 15, 2008.

(4)	Mr. Strong was granted 10,000 Trust Units as a signing bonus on August 24, 2005, 2,500 of which vested immediately on the date of grant, 2,500 vested on August 23, 2006, 2,500 Trust Units vested on August 23, 2007 and the remaining 2,500 shall vest on August 23, 2008.

(5)	Mr. Causgrove was granted 10,000 Trust Units as a signing bonus on November 17, 2005, 2,500 of which vested immediately on the date of grant, 2,500 vested on November 16, 2006, 2,500 Trust Units vested on November 16, 2007 and the remaining 2,500 shall vest on November 16, 2008.

(6)	Mr. Christensen was appointed Vice President, Strategic Planning and Reservoir Exploitation, effective October 3, 2005.

(7)	Mr. Strong was appointed Vice President, Geosciences effective August 23, 2005.

(8)	Mr. Causgrove was appointed Vice President, Production and Operations, effective October 24, 2005.

(9)	Amounts earned in calendar year, regardless of when paid. Includes bonuses paid to the NEOs by the Manager.

(10)	Perquisites and other employee benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonuses for any NEO and therefore are not reported.

(11)	Trust Unit Rights and Options granted in the calendar year, regardless of when earned.

(12)	“All Other Compensation” includes amounts paid pursuant to the Trust Unit Savings Plan; for Messrs. Webster, Christensen, Strong and Causgrove, the dollar value of the 2006 retention bonus paid in 2007; and for Messrs. Christensen, Causgrove and Strong, the dollar value of the signing bonus Trust Units which vested in 2007. Includes the value of additional DEUs in respect of notional distributions on the NEOs DEUs assuming payout at 100% and using year end Trust Unit price of $17.62.

(13)	Legal and consulting fees are paid to the legal and consulting firm controlled by the Vice President and Corporate Secretary, Charles V. Selby. See “Statement of Executive Compensation — Management and Employment Arrangements — Consulting Arrangement”. Mr. Selby received additional compensation from the Manager in 2005 for services rendered to Pengrowth.

Trust Unit Rights Granted to Executives During the Year Ended December 31, 2007
In 2007, 225,291 Trust Unit Rights were granted to the NEOs, representing approximately 0.09% of the outstanding Trust Units on December 31, 2007. The following table sets forth information concerning Trust Unit Rights granted to the NEOs during the financial year ended December 31, 2007.

	Trust Units	% of Total		Closing Market
	Under Rights	Rights Granted	Exercise	Price on Date of
	Granted	in Fiscal Year	Price ($)	Grant ($)	Expiry Date

James S. Kinnear	—	—	—	—	—
Christopher G. Webster	66,243	6.0	19.98	19.98	February 28, 2012
William G. Christensen	44,829	4.0	19.98	19.98	February 28, 2012
Larry B. Strong	45,744	4.0	19.98	19.98	February 28, 2012
James E. A. Causgrove	47,574	4.0	19.98	19.98	February 28, 2012
Charles V. Selby	20,901	2.0	19.98	19.98	February 28, 2012
DEUs Granted to Executives During the Year Ended December 31, 2007
In 2007, 37,849 DEUs were granted to the NEOs, representing approximately 0.01% of the outstanding Trust Units on December 31, 2007. The following table sets forth information concerning DEUs granted to the NEOs during the financial year ended December 31, 2007.

			Estimated future payouts(2)
	DEUs		Threshold	Target	Maximum
	Granted(1)		Performance(3)(6)	Performance(4)(6)	Performance(5)(6)
Name	(#)	Payout Date	(#)	(#)	(#)

James S. Kinnear	—	—	—	—	—
Christopher G. Webster	11,040	February 28, 2010	2,760	11,040	16,560
William G. Christensen	7,472	February 28, 2010	1,868	7,472	11,208
Larry B. Strong	7,624	February 28, 2010	1,906	7,624	11,436
James E. A. Causgrove	7,929	February 28, 2010	1,982	7,929	11,894
Charles V. Selby	3,784	February 28, 2010	946	3,784	5,676

Notes:

(1)	Does not include Trust Units earned through the notional distribution reinvestment component of the DEU Plan. See “Statement of Executive Compensation — Compensation Arrangements — Long Term Incentive Plans — Deferred Entitlement Unit Plan”.

(2)	The number of Trust Units actually issued upon the exercise of a DEU is determined by the average annual total return of the Trust Units relative to the performance of Pengrowth’s competitor group.

(3)	Subject to the terms of DEU agreements entered into between Pengrowth and the holders of DEUs, it is anticipated that Trust Units representing 25% of the DEUs granted will be paid out to the holders thereof, provided that the three year average annual total return of the Trust Units exceeds 8%.

(4)	Subject to the terms of DEU agreements entered into between Pengrowth and the holders of DEUs, it is anticipated that Trust Units representing 100% of the DEUs granted, will be paid out to the holders thereof provided that the three year average annual total return of the Trust Units is at the 50th percentile of Pengrowth’s competitor group.

(5)	Subject to the terms of DEU agreements entered into between Pengrowth and the holders of DEUs, it is anticipated that Trust Units representing 150% of the DEUs granted, will be paid out to the holders thereof provided that the three year average annual total return of the Trust Units is at the 75th percentile of Pengrowth’s competitor group.

(6)	Does not include additional DEUs acquired through the reinvestment of notional distributions.
Aggregate Trust Unit Right and Trust Unit Option Exercises by Executives During the Year Ended December 31, 2007 and Year-End Values
The following table summarizes, for the NEOs, the number of Trust Units acquired pursuant to the exercise of Trust Unit Rights and Trust Unit Options during the year ended December 31, 2007, if any,

the aggregate value realized upon exercise, if any, and the number of Trust Units covered by unexercised Trust Unit Rights and Trust Unit Options under the Rights Incentive Plan and Unit Option Plan as at December 31, 2007. Value realized upon exercise is the difference between the market value of the Trust Units acquired on the exercise date and the aggregate exercise price of the Trust Unit Rights and Trust Unit Options. The value of the unexercised and in-the-money Trust Unit Rights and Trust Unit Options is the difference between the exercise price of the Trust Unit Rights or Trust Unit Options and the closing market price of the Trust Units on the TSX of $17.62 on December 31, 2007, which was the last trading day in 2007.

					Value of Unexercised in
	Trust Units		Unexercised Options/Rights		the Money Options/Rights
	Acquired		at December 31, 2007		at December 31, 2007
	on	Aggregate	(#)		($)
	Exercise	Value Realized		Not		Not
Name	(#)	($)	Vested	Vested	Vested	Vested

James S. Kinnear	—	—	—	—	—	—
Christopher G. Webster	—	—	145,148	58,595	415,991	—
William G. Christensen	—	—	41,056	35,058	14,034	—
Larry B. Strong	—	—	41,318	35,667	52,532	—
James E. A. Causgrove	—	—	42,214	36,936	14,165	—
Charles V. Selby	—	—	92,612	18,103	382,989	—
Director Compensation Tables
The Board, through the Corporate Governance Committee, is responsible for the development and implementation of Pengrowth’s strategy with respect to the compensation of the non-executive Directors. In pursuing this mandate, the Corporate Governance Committee receives support and recommendations from an independent consultant. The main objectives of Pengrowth’s compensation strategy for non-executive Directors are: (i) to attract and retain the services of the most qualified individuals; (ii) to compensate the non-executive Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership and competitive with other comparable public issuers; and (iii) to align the interests of the non-executive Directors with Unitholders. To meet and maintain these objectives, the Board, together with the Corporate Governance Committee periodically performs a comprehensive review of the compensation paid to the non-executive Directors, making any changes it deems necessary.
Under the non-executive Directors’ compensation package, Directors receive an annual retainer for membership on the Board and any of the standing committees thereof. The Lead Director of the Board and the Chair of each Board Committee receives an additional annual retainer. These annual retainers assist the Board in maintaining a competitive position and are determined in relation to a comparator group of public issuers. The Corporate Governance Committee will define and review on a regular basis the appropriate marketplace against which comparisons are made and will make recommendations for Board compensation to the Board. The Board’s policy is for direct compensation to be approximately equivalent to compensation levels paid to directors of the comparator group.
The non-executive Directors may also be compensated through the granting of DEUs pursuant to the DEU Plan. Directors are reimbursed for all out-of-pocket expenses incurred to attend a Board or Board committee meeting.
The following tables set forth the aggregate retainer and attendance fees paid as well as the DEUs granted pursuant to the DEU Plan to each Director during the year ended December 31, 2007.

Summary Non-Executive Director Compensation Table

	Board Fees ($)			Committee Fees ($)
	Lead	Retainer	Meeting Fees(3)	Chair	Retainer	Meeting Fees(3)		Total ($)(5)

John B. Zaozirny	45,000	30,000	24,000	10,000	5,000	13,500	(4)	127,500
Thomas A. Cumming	—	30,000	25,500	17,775	10,013	21,000	(4)	104,288
Wayne K. Foo	—	30,000	25,500	—	8,516	6,000	(4)	70,016
Kirby L. Hedrick	—	30,000	37,500	10,000	10,000	15,000	(4)	102,500
Michael S. Parrett	—	30,000	37,500	10,000	15,000	31,500	(4)	124,000
A. Terence Poole	—	30,000	25,500	—	15,000	13,500	(4)	84,000
D. Michael G. Stewart	—	30,000	25,500	—	9,667	12,000	(4)	77,167
Nicholas C. H. Villiers(1)	—	2,853	1,500	—	—	—		4,353
Stanley H. Wong(2)	—	27,228	22,500	—	4,538	3,000		57,266

Notes:

(1)	Mr. Villiers was appointed to the Board on November 27, 2007.

(2)	Mr. Wong retired from the Board on November 27, 2007.

(3)	Includes travel allowances paid to the non-executive Directors in order to attend meetings of the Board and the committees thereof. In addition, Directors are reimbursed for expenses to attend meetings.

(4)	Includes fees associated with one meeting of a special committee comprised of all independent members of the Board formed for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term of the Management Agreement. See “Management Agreement”.

(5)	The Board is also eligible to receive incentives in the form of DEUs, the value of which are set out as follows.
DEUs Granted to Non-Executives Directors During the Year Ended December 31, 2007
In 2007, 43,270 DEUs were granted to the non-executive Directors, representing approximately 0.018% of the outstanding Trust Units on December 31, 2007. The following table sets forth information concerning DEUs granted to the non-executive Directors during the financial year ended December 31, 2007, including additional DEUs acquired through the reinvestment of notional distributions.

	DEUs(1) (#)	Market Value of DEUs(2) ($)

John B. Zaozirny	9,469	166,844
Thomas A. Cumming	4,708	82,955
Wayne K. Foo	4,559	80,330
Kirby L. Hedrick	5,212	91,835
Michael S. Parrett	5,127	90,337
A. Terence Poole	4,708	82,955
D. Michael G. Stewart	4,753	83,748
Nicholas C. H. Villiers	—	—
Stanley H. Wong	4,734	83,413

Notes:

(1)	At the recommendation of Towers and Mercer, the DEUs granted to non-executive Directors do not have vesting or performance requirements.

(2)	The market value of the DEUs granted during the year ended December 31, 2007 has been calculated by multiplying the number of DEUs held by $17.62, which was the closing price of the Trust Units on the TSX on December 31, 2007, the last day on which a trade occurred in 2007.

Aggregate Trust Unit Right and Trust Unit Option Exercises by Non-Executive Directors During the Year Ended December 31, 2007 and Year-End Values
The following table summarizes, for the non-executive Directors, the number of Trust Units acquired pursuant to the exercise of Trust Unit Rights and Trust Unit Options during the year ended December 31, 2007, if any, the aggregate value realized upon exercise, if any, and the number of Trust Units covered by unexercised Trust Unit Rights and Trust Unit Options under the Rights Incentive Plan and Unit Option Plan as at December 31, 2007. Value realized upon exercise is the difference between the market value of the Trust Units acquired on the exercise date and the aggregate exercise price of the Trust Unit Rights and Trust Unit Options. The value of the unexercised and in-the-money Trust Unit Rights and Trust Unit Options is the difference between the exercise price of the Trust Unit Rights or Trust Unit Options and the closing market price of the Trust Units on the TSX of $17.62 on December 31, 2007, which was the last trading day in 2007.

					Value of Unexercised in the
	Trust Units	Aggregate	Unexercised Options/Rights at		Money Options/Rights at
	Acquired on	Value Realized	December 31, 2007 (#)		December 31, 2007 ($)
Name	Exercise (#)	($)	Vested	Not Vested	Vested	Not Vested

John B. Zaozirny	12,540	93,942	24,000	—	46,800	—
Thomas A. Cumming	15,000	171,175	27,735	—	140,259	—
Wayne K. Foo	—	—	5,000	2,500	—	—
Kirby L. Hedrick	—	—	—	—	—	—
Michael S. Parrett	—	—	15,000	—	48,450	—
A. Terence Poole	—	—	15,000	—	39,150	—
D. Michael G. Stewart	—	—	—	—	—	—
Nicholas C. H. Villiers	—	—	—	—	—	—
Stanley H. Wong	—	—	24,525	—	105,314	—
Performance Graphs
The following performance graphs and tables compare Pengrowth’s five-year cumulative Unitholder return (assuming the reinvestment of distributions) for $100 invested in the Trust Units on December 31, 2002 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for the five most recently completed financial years. On July 27, 2004, the Trust Units were reclassified as either Class A Trust Units or Class B Trust Units, depending upon the jurisdiction of residency of the holder thereof. On July 27, 2006, the Class A Trust Units were converted into Trust Units on a one for one (1:1) basis and the Class B Trust Units were renamed and commenced public trading as “Trust Units”. The Class A Trust Units were subsequently de-listed from the facilities of the New York Stock Exchange and the TSX.
Performance of Class A Trust Units
The following graph and table assumes that the holder of Trust Units obtained Class A Trust Units on July 27, 2004 and converted those Class A Trust Units back into Trust Units on July 27, 2006.

	2002	2003	2004	2005	2006	2007
Trust Units (formerly Class A Trust Units)	$100	$169.71	$226.76	$276.98	$227.53	$234.38
S&P/TSX Composite Index	$100	$124.29	$139.79	$170.42	$195.15	$209.13
S&P/TSX Capped Energy Index	$100	$123.64	$159.10	$254.13	$257.86	$278.21
Performance of Class B Trust Units
The following graph and table assumes that the holder of Trust Units obtained Class B Trust Units on July 27, 2004 and that those Class B Trust Units were renamed as Trust Units on July 27, 2006.

	2002	2003	2004	2005	2006	2007
Trust Units (formerly Class B Trust Units)	$100	$169.71	$169.73	$240.47	$240.89	$248.14
S&P/TSX Composite Index	$100	$124.29	$139.79	$170.42	$195.15	$209.13
S&P/TSX Capped Energy Index	$100	$123.64	$159.10	$254.13	$257.86	$278.21

Performance of Blended Trust Units
The following graph and table is intended to provide an illustration of the approximate combined performance of the Trust Units over the last five years. The following graph and table assumes that the holder of Trust Units obtained an equal number of Class A Trust Units and Class B Trust Units (together, the “Blended Trust Units”) on July 27, 2004 and that those Class A Trust Units and Class B Trust Units were converted into, or renamed as, Trust Units on July 27, 2006.

	2002	2003	2004	2005	2006	2007
Blended Trust Units (combination of Class A Trust Units and Class B Trust Units)	$100	$169.71	$201.84	$257.54	$233.10	$240.12
S&P/TSX Composite Index	$100	$124.29	$139.79	$170.42	$195.15	$209.13
S&P/TSX Capped Energy Index	$100	$123.64	$159.10	$254.13	$257.86	$278.21

Statement of Corporate Governance
Mandates of the Trustee, the Manager and the Board of Directors
Pengrowth holds petroleum and natural gas rights and other assets. Under the amended and restated royalty indenture of the Corporation, dated July 27, 2006 (the “Royalty Indenture”), a royalty was created representing 99% of the “Royalty Income”, which is payable to the Royalty Unitholders. The Trust was created for the purpose of issuing Trust Units to the public, facilitating an indirect investment in Royalty Units and other permitted investments under the Trust Indenture. The Trust holds Royalty Units, interests in certain petroleum and natural gas facilities, securities of the Corporation, securities of Esprit Exploration Ltd., cash and other assets.
Under the terms of the Trust Indenture, the Trustee is empowered to exercise those rights and privileges that could be exercised by a beneficial owner of the assets of the Trust in respect of the administration and management of the Trust. The Trustee is permitted to delegate certain of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons. However, specific powers are delegated to the Corporation as “Administrator” under the Trust Indenture, and the Trustee has granted broad discretion to the Manager to administer and regulate the day to day operations of the Trust. The powers of the Trustee are also subject to the voting rights of Unitholders in certain circumstances.
The Manager is empowered to undertake, on behalf of the Corporation and the Trust, all matters pertaining to the properties of the Corporation. These matters include a requirement to keep the Corporation fully informed with respect to the acquisition, development, operation and disposition of, and other dealings with, the properties held by the Corporation, a review of opportunities to acquire properties, the conduct of negotiations for the acquisition of properties and the operating, administration and retention of consultants, legal and accounting advisors in respect to the foregoing. The Manager is also given broad responsibility for Unitholder services in relation to the Trust. The general authority delegated to the Manager by the Management Agreement is subject to the approval of the Board in respect of certain matters. See “Management Agreement”.
Under the Royalty Indenture, the Corporation makes all operating decisions with respect to the properties of the Corporation. Under the Trust Indenture, specific powers have been delegated to the Corporation in relation to the offering of securities, compliance with the mutual fund trust provisions of the Income Tax Act (Canada), the acquisition of facilities and other assets, the incurring of indebtedness, the granting of security and the determination of cash distributions to Unitholders on a per Trust Unit basis.
Currently, the USA provides that the Board shall consist of two nominees of the Manager and up to ten Directors who are elected by the Unitholders. The Board meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2007, 16 regularly constituted Board meetings were held. In addition, during 2007 the Board formed a special committee comprised of all independent members of the Board for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term of the Management Agreement. This special committee held one meeting.
Board Independence
The Listed Company Manual of the New York Stock Exchange (the “NYSE”) states that a majority of Directors must be independent. For the purposes of the NYSE rules and regulations, an independent director is defined as one who has been determined by the Board to have no material relationship with Pengrowth, other than relationships arising from unitholdings. In addition, a Director is not independent if: (i) the Director is, or has been within the past three years, an employee or executive officer of Pengrowth or an immediate family member is, or has been within the past three years, an executive officer of Pengrowth; (ii) the Director or an immediate family member has received during any twelve month period within the last three years, more than U.S.$100,000 in direct compensation from Pengrowth; (iii) the Director or an immediate family member is a current partner of a firm that is Pengrowth’s internal or external auditor, the Director is a current employee of such a firm, the Director has an immediate family member who is a current employee of such a firm and who participates in Pengrowth’s audit, assurance or tax compliance (but not tax planning) practice; or the Director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Pengrowth’s audit within that time; (iv) the Director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Pengrowth’s present officers at the same time serves or served on that company’s compensation committee; and (v) the Director or an immediate family member is a current employee of a company that has made payments to, or received payments from, Pengrowth for a property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1,000,000, or 2% of such other company’s consolidated gross revenues.
National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58-101”) recommends that the board of directors of every issuer be constituted with a majority of individuals who qualify as “independent”. An independent director is a director that has no material relationship, direct or indirect, with the issuer, which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.
Seven of the nine Directors recommended for election to the Board qualify as independent directors under the NYSE requirements and NI 58-101. Mr. James S. Kinnear, who is Chairman, President and Chief Executive Officer of the Corporation as well as President and Chief Executive Officer of the Manager, is not independent of either entity and is a related Director. Mr. Nicholas C. H. Villiers is considered not to be independent and is a related Director as he is the Manager’s additional appointee to the Board pursuant to the terms of the USA and as he is engaged by the Manager on a consulting basis and receives remuneration in addition to that in his capacity as a Director. The remaining Directors are “independent” under both the NYSE requirements and NI 58-101.
Board Approvals and Structure
The Manager makes recommendations to the Board as to Pengrowth’s strategic direction. The Board considers these recommendations and assumes overall responsibility for the strategic direction of Pengrowth, including the annual consideration of a strategic plan and budget. Criteria are approved by the Board for the acquisition and disposition of oil and natural gas properties and other permitted investments.
The Manager has general power under the Management Agreement to conduct acquisitions, dispositions and the operation of properties. Because of the structure created by the Trust Indenture, the Royalty Indenture and the USA, neither the Manager nor the Board has complete authority over the business and affairs of Pengrowth. The Trustee responds to directions from the Manager and from the Board (with respect to the Corporation as administrator of the Trust) within the scope of the authority of the Trustee and the Trustee’s power to delegate.
The Board represents a cross-section of experience in matters of oil and gas, finance and directors’ responsibilities and responds to recommendations brought forward by the Manager to the Board on material matters impacting Pengrowth. Practically, the Manager defers to the Board in respect of all matters which may have a material impact upon the business of the Corporation, the Trust, the Unitholders or the holders of Royalty Units of the Corporation (the “Royalty Unitholders”). Reliance is placed upon independent engineering, legal and accounting consultants where appropriate.
Board Committees
The Audit Committee is currently comprised of four “independent” directors, as that term is defined in National Instrument 52-110 Audit Committees. The Board has also constituted a Corporate Governance Committee comprised of four “independent” directors, a Compensation Committee comprised of four “independent” directors and a Reserves, Operations and Environmental, Health and Safety Committee comprised of four “independent” directors, all as that term is defined in NI 58-101.

The Reserves, Operations and Environmental Health and Safety Committee has been established to assist the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 — Disclosures About Oil and Gas Producing Activities; (ii) the operations of Pengrowth, including any matters relating to Pengrowth’s operating activities and its operating expenses and capital expenditures budget; and (iii) the environment, health and safety issues affecting Pengrowth, including the evaluation of Pengrowth’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.
In respect of matters such as discussions concerning the Management Agreement or related party transactions, representatives of the Manager disclose their conflict of interest and absent themselves from discussions and voting.
Statement of Corporate Governance Practices
The Board, the Manager and senior management consider good corporate governance to be central to the effective and efficient operation of Pengrowth.
On November 4, 2003, the NYSE adopted a number of changes to the standards for issuers listed on the NYSE, such as the Trust. The changes to the NYSE listing standards are not mandatory for the Trust, but any differences in the Trust’s corporate governance practices and the NYSE rules must be disclosed by the Trust in its annual Form 40-F filing with the SEC in the United States. Certain provisions of SOX and certain rules adopted and proposed by the SEC pursuant to the requirements of SOX, which are applicable to the Trust, also influence the Trust’s approach to corporate governance.
Under NI 58-101, Pengrowth is required to disclose certain information relating to its corporate governance practices. This information is set out in Appendix 1 to this Circular.

MANAGEMENT AGREEMENT
The Unitholders and the Royalty Unitholders approved an amended and restated management agreement among the Trust, the Corporation, the Manager and Computershare, as trustee (the “Management Agreement”) at the annual and special meetings held on June 17, 2003. The Management Agreement governs both the Trust and the Corporation. The Board negotiated the Management Agreement with the Manager to incentivize future performance and to avoid the upfront termination payments associated with internalizations of management.
Summary of the Management Agreement
Key elements of the Management Agreement are:
•	two distinct three-year terms with a declining fee structure in the second three-year term;

•	a base fee determined on a sliding scale:
•	in the first three-year term:
•	two percent of the first $200 million of Income; and

•	one percent of the balance of Income over $200 million; and
•	in the second three-year term:
•	1.5 percent of the first $200 million of Income; and

•	0.5 percent of the balance of Income over $200 million.
For these purposes, “Income” means the aggregate of net production revenue of the Corporation and any other income earned from permitted investments of the Trust (excluding interest on cash or near-cash deposits or similar investments).
•	a performance based fee based on total returns received by Unitholders which essentially compensates the Manager for total returns which average in excess of eight percent per annum over a three-year period;

•	a ceiling on total fees payable determined in reference to a percentage of the fees paid under the previous management agreement: 80 percent each year in the first three-year term and 60 percent each year in the second three-year term and subject to a further ceiling essentially equivalent to $12 million annually during the second three-year term;

•	requirement for the Manager to pay certain expenses of the Corporation and the Trust of approximately $2 million per year;

•	an annual minimum management fee of $3.6 million comprised of $1.6 million of management fees and $2.0 million of expenses;

•	key man provisions in respect of James S. Kinnear, the President of the Manager;

•	an annual bonus pool based on 10 percent of the Manager’s base fee and performance fee for employees of, and special consultants to, the Corporation; and

•	an optional buyout of the Management Agreement at the election of the Board upon the expiry of the first three-year term with a termination payment of approximately 2/3 of the management fee paid during the first three- year term plus expenses of termination.
The responsibilities of the Manager under the Management Agreement include:
•	reviewing and negotiating acquisitions for the Corporation and the Trust;

•	providing written reports to the Board to keep the Corporation fully informed about the acquisition, exploration, development, operation and disposition of properties, the marketing of petroleum substances, risk management practices and forecasts as to market conditions;

•	supervising the Corporation in connection with it acting as operator of certain of its properties;

•	arranging for, and negotiating on behalf of, and in the name of, the Corporation all contracts with third parties for the proper management and operation of the properties of the Corporation;

•	supervising, training and providing leadership to the employees and consultants of the Corporation and assisting in recruitment of key employees of the Corporation;

•	arranging for professional services for the Corporation and the Trust;

•	arranging for borrowings by the Corporation and equity issuances by the Trust; and

•	conducting general Unitholder services, including investor relations, maintaining regulatory compliance, providing information to Unitholders in respect of material changes in the business of the Corporation or the Trust and all other reports required by law, and calling, holding and distributing material in respect of meetings of Unitholders and Royalty Unitholders.
Despite the broad authority of the Manager, the Manager defers to the authority of the Board. Approval of the Board is required on decisions relating to any offerings, including the issuance of additional Trust Units, acquisitions in excess of $5 million, annual operating and capital expenditure budgets, the establishment of credit facilities, the determination of cash distributions paid to Unitholders, the compensation practices, specific compensation programs for certain key executives of the Corporation, the amendment of any of the constating documents of the Corporation or the Trust and the amount of the assumed expenses of the Manager which are a portion of the compensation of the Manager.
Bonus Pool
The Manager has established an annual bonus plan as an incentive to the officers, employees and special consultants of the Manager and the Corporation (excluding the President, James S. Kinnear). The annual bonus plan is carved out from the management fee paid to the Manager, and is calculated as 10 percent of the total fees, including the management fee and the performance fee, received by the Manager. Bonuses are paid from time to time to top performing individuals in accordance with criteria recommended by the Manager.
Management Agreement Second Term
Under the terms of the Management Agreement, the Corporation had the right to terminate the Management Agreement effective June 30, 2006 on payment to the Manager of a termination fee and certain other amounts. In the absence of such termination, the Management Agreement continues in effect for a final three-year term ending June 30, 2009.

An Independent Committee of the Board was constituted in 2006 for the purpose of considering a termination of the Management Agreement. The Independent Committee retained Scotia Capital Inc. as its financial advisor. After considering the anticipated effects to the Corporation and to the Unitholder value of both a termination of the Management Agreement and a continuation of the Management Agreement, the Independent Committee recommended to the full Board that the Management Agreement not be terminated at the end of the first three-year term.
The Independent Committee based its recommendation on several factors, including:
•	the termination fee payable to the Manager on termination of the Management Agreement;

•	the estimated cost of internal management, until June 30, 2009, in the event of a termination of the Management Agreement;

•	the estimated maximum management fees that would be payable to the Manager over the second three-year term of the Management Agreement;

•	the advice of its financial advisor;

•	the management fee ceiling applicable during the second three-year term of the Management Agreement, which will result in lower management fees in the second three-year term ending June 30, 2009 as compared to the first three-year term of the Management Agreement ended June 30, 2006; and

•	the commitment by the Manager to certain key governance standards relating to the conduct of the affairs of the Trust and a continuing commitment to overall corporate governance practices (as such practices would apply to Pengrowth in an internalized management structure) and a further commitment to assist and work with the Board in establishing a plan for the orderly transition to a traditional corporate management structure at the end of the second three-year term of the Management Agreement.
Based on the recommendation of the Independent Committee, the Board resolved not to terminate the Management Agreement at the end of the first three-year term and has therefore resolved to continue the Management Agreement in accordance with its terms for a second three-year term ending on June 30, 2009. A special committee of the Board comprised of all independent members of the Board was formed in 2007 for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the second three-year term.
AUDIT COMMITTEE REPORT
The Terms of Reference of the Audit Committee is attached as Appendix 5 to this Circular and specifies that the purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:
•	monitor the performance of Pengrowth’s internal audit function and the integrity of Pengrowth’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

•	assist Board oversight of: (i) the integrity of the Financial Statements; (ii) Pengrowth’s compliance with legal and regulatory requirements; and (iii) the performance of Pengrowth’s internal audit function and independent auditors;

•	monitor the independence and performance of Pengrowth’s external auditors; and

•	provide an avenue of communication among the external auditors, the internal auditors, management and the Board.

The Audit Committee met six times during fiscal 2007. The Audit Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Audit Committee’s meetings include, whenever appropriate, executive sessions in which the Audit Committee meets separately with Pengrowth’s independent registered public accountants, Pengrowth’s internal auditors and the Corporation’s Chief Financial Officer.
As part of its oversight of Pengrowth’s financial statements, the Audit Committee reviews and discusses with both management and Pengrowth’s independent registered public accountants all annual and quarterly financial statements prior to their issuance. During fiscal 2007, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of the Corporation’s accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from KPMG LLP to the Audit Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).
In addition, the Audit Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of Pengrowth’s internal and disclosure control structure. As part of this process, the Audit Committee continued to monitor the scope and adequacy of Pengrowth’s internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.
Taking all of these reviews and discussions into account, the undersigned Audit Committee members recommended to the Board that the Board approve the Financial Statements and the Management’s Discussion and Analysis (“MD&A”) relating thereto and that the Financial Statements and MD&A be included in Pengrowth’s Annual Report for 2007 filed on SEDAR in Canada and on Form 6-K on EDGAR and that the Financial Statements and MD&A be included in Pengrowth’s Annual Report on Form 40-F for filing on EDGAR with the SEC.
Members of the Audit Committee
Thomas A. Cumming (Chair)
Michael S. Parrett
Kirby L. Hedrick
A. Terence Poole
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No individual who is, or at any time during the financial year ended December 31, 2007 was, a Director or executive officer of Pengrowth, no proposed nominee for election as a Director of Pengrowth, nor any associates or affiliates of any of the foregoing, have been indebted to Pengrowth since January 1, 2007 and no indebtedness of any of the foregoing to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Pengrowth since January 1, 2007.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as disclosed herein, none of the Directors or executive officers of Pengrowth, nor any person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of the voting rights attached to all outstanding voting securities of the Trust, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since January 1, 2007 or in any proposed transaction which has materially affected or would materially affect Pengrowth.

ADDITIONAL INFORMATION
Additional information relating to Pengrowth is available through the Internet via the SEDAR website at www.sedar.com. Financial information of the Corporation is provided in the Financial Statements and MD&A for the financial year ended December 31, 2007. Copies of the Financial Statements and related MD&A may be obtained upon request from Investor Relations at 2100, 222 — 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0B4 (ph: (403) 233-0224 or (888) 744-1111) and at Scotia Plaza, 40 King Street West, Suite 3006, Box 106, Toronto, Ontario, Canada M5H 3Y2 (ph: (416) 362-1748 or (888) 744-1111).

APPENDIX 1
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The following disclosure is required by NI 58-101. Each of the requirements of NI 58-101 is set out below and Pengrowth’s response follows immediately thereafter.
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.

The Board has determined that the following members are “independent” within the meaning of NI 58-101:
•	Thomas A. Cumming

•	Wayne K. Foo

•	Kirby L. Hedrick

•	Michael S. Parrett

•	A. Terence Poole

•	D. Michael G. Stewart

•	John B. Zaozirny
(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that the following members of the Board are not independent: Mr. James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation as well as the President and Chief Executive Officer of the Manager, and Mr. Nicholas C. H. Villiers, the Manager’s additional appointee to the Board pursuant to the terms of the USA. Mr. Villiers is also considered not to be independent as he is engaged by the Manager on a consulting basis and receives remuneration in addition to that in his capacity as a Director.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board has determined that seven of nine members of the Board are “independent” within the meaning of NI 58-101.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The members of the Board that currently serve on the board of any other issuer that is a reporting issuer (or equivalent) are set out below:

Director	Directorships
Thomas A. Cumming	N/A
Wayne K. Foo	Petro Andina Resources Inc.
Kirby L. Hedrick	Noble Energy Inc.
James S. Kinnear	N/A

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Michael S. Parrett	Fording Canadian Coal Trust Gabriel Resources Ltd.

A. Terence Poole	Synenco Energy Inc. Methanex Corporation

D. Michael G. Stewart	TransCanada Corporation Canadian Energy Services Inc., the general partner of Canadian Energy Services L.P.

Nicholas C. H. Villiers	Middlefield Canadian Income Trusts Investment Company PCC

John B. Zaozirny	Bankers Petroleum Ltd.
Bayou Bend Petroleum Ltd.
Canaccord Capital Inc.
Canadian Oil Sands Trust
Candax Energy Inc.
Coastal Energy Company
Computer Modeling Group Ltd.
Fording Canadian Coal Trust
Pacific Rubiales Energy Corp.
Provident Energy Ltd.
Terravest Income Fund
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

A meeting of the independent members of the Board is held in conjunction with every regular meeting of the Board.

During the financial year ended December 31, 2007, there were 16 meetings of the independent members of the Board.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. James S. Kinnear is the Chairman of the Board and is not independent as he is the President and Chief Executive Officer of the Corporation and the President and Chief Executive Officer of the Manager.

In order to provide leadership for the independent members of the Board, the Board has appointed Mr. John B. Zaozirny as the Lead Director.

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(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table discloses the attendance of the members of the Board at meetings of the Board and its committees:

Reserves,
Operations and
Environmental,
			Corporate			Health and
	Board of	Audit	Governance	Compensation	Independent	Safety
	Directors	Committee	Committee	Committee	Committee(6)	Committee
Director	(16 Meetings)	(6 Meetings)	(3 Meetings)	(5 Meetings)	(1 Meeting)	(2 Meetings)

Thomas A. Cumming	16/16	6/6	2/2 (1)	5/5	1/1	N/A
Wayne K. Foo	16/16	N/A	1/1 (2)	N/A	1/1	2/2
Kirby L. Hedrick	16/16	6/6	N/A	N/A	1/1	2/2
James S. Kinnear(3)	16/16	5/6	3/3	5/5	N/A	N/A
Michael S. Parrett	16/16	6/6	3/3	5/5	1/1	N/A
A. Terence Poole	15/16	6/6	3/3	N/A	1/1	N/A
D. Michael G. Stewart	16/16	N/A	N/A	5/5	1/1	2/2
Nicholas C. H. Villiers	1/1 (4)	N/A	N/A	N/A	N/A	N/A
Stanley H. Wong(5)	14/16	N/A	N/A	N/A	N/A	2/2
John B. Zaozirny	15/16	N/A	3/3	5/5	1/1	N/A

Notes:

(1)	Mr. Cumming moved from the Corporate Governance Committee to the Reserves, Operations and Environmental, Health and Safety Committee effective April 18, 2007; two meetings of that committee were held before Mr. Cumming’s appointment.

(2)	Mr. Foo attended the only meeting of the Corporate Governance Committee held subsequent to his appointment to that committee on April 18, 2007.

(3)	Mr. Kinnear is not a member of the Audit Committee, the Corporate Governance Committee or the Compensation Committee but has been requested, by the respective Chair of such committees, to attend the meetings of the Audit Committee, Corporate Governance Committee and Compensation Committee. At each meeting of the Audit Committee, Corporate Governance Committee or Compensation Committee, the members of such committees, all of whom are independent, meet without Mr. Kinnear.

(4)	Mr. Villiers attended the only meeting of the Board held subsequent to his appointment to the Board on November 27, 2007.

(5)	Mr. Wong retired from the Board on November 27, 2007.

(6)	A special committee of the Board comprised of all independent members of the Board was formed for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term of the Management Agreement. See “Management Agreement”.
2.	Mandate of the Board of Directors

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board is responsible for the stewardship and affairs of the Trust and the Corporation. The Board has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of Pengrowth’s operations, the delegation of authority and the execution of documents on behalf of Pengrowth. The Board reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures

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above a specified dollar threshold. The Board’s expectations of management are communicated directly to management and through committees of the Board.

The responsibilities and obligations of the Board are set forth in a written mandate of the Board, a copy of which is attached hereto as Appendix 2. The Board annually reviews its mandate and considers changes as appropriate.

3.	Position Descriptions
(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed and approved written position descriptions for the Chairman of the Board, the Lead Director of the Board and the chair of each of the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Reserves, Operations and Environmental, Health and Safety Committee. The primary role of the chair of each committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities.

The chair of the Audit Committee also maintains on-going communications with the Trust’s external auditors in order to lead the Audit Committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit Committee, including the relevant education and experience of the Audit Committee members, see page 97 of the Pengrowth’s Annual Information Form for the financial year ended December 31, 2007.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed and approved a written position description for the Chief Executive Officer of the Corporation.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee is responsible for procedures relating to the orientation and education of new members of the Board and for the continued development of existing Directors. Materials have been prepared for review by new members of the Board in respect of Pengrowth’s structure, business and results. New members of the Board are also provided with the opportunity to have meetings and discussions with senior management and other members of the Board and to visit Pengrowth’s facilities and operations. The details of the orientation of each new member are tailored to that member’s individual needs, requests and areas of interest.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education,

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describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Pengrowth undertakes ongoing education efforts that include meetings among management and the Board, and where appropriate outside experts, to discuss developments in the industry and market conditions. Pengrowth also facilitates the education of Directors through financing membership in the Institute of Corporate Directors. Written materials and briefings are extensively used to ensure that Directors’ knowledge and understanding of Pengrowth’s affairs remains current. To foster communication with the investment community and understanding of the issues impacting Pengrowth specifically and the industry generally, Pengrowth sponsors two investment conferences per year where Directors are invited to attend.
5.	Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board first adopted a Code of Business Conduct (the “Code”) on November 3, 2005, which has since been amended from time to time. The Code applies to all Directors, officers and employees of Pengrowth. The Code was most recently amended on February 19, 2008, and filed on SEDAR on May 7, 2008. A copy of the Code may also be obtained, upon request, from the Corporation at 2100, 222 — 3rd Avenue S.W., Calgary, Alberta T2P 0B4 and is available on SEDAR at www.sedar.com.

The Board expects Directors, officers and employees to act ethically at all times and to acknowledge in writing their adherence to the Code as a condition of their employment or continued employment. Any waivers from the Code that are granted for the benefit of a Director, officer or employee must be presented by the Chief Executive Officer of the Corporation to the Corporate Governance Committee for its approval. The Corporate Governance Committee has not granted any waivers of the Code since the beginning of the financial year ended December 31, 2005.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each member of the Board must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such Director has a conflict of interest. In addition, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board most recently amended the Code on February 19, 2008. The amended Code does not detract from any of the requirements of the prior codes and is more

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encompassing than the old codes. In addition, the Board requires that all Directors, officers and employees acknowledge the amended Code in writing upon its adoption by the Board, and that all new Directors, officers and employees acknowledge the amended Code in writing upon their engagement with Pengrowth.
6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee serves as the nominating committee of the Board and is responsible for the nomination of Directors, other than the Directors appointed by the Manager pursuant to the Management Agreement. The Corporate Governance Committee considers the skills and qualifications of existing Directors and the long term needs of Pengrowth in respect of the Board and each of the committees of the Board. The Corporate Governance Committee, with the assistance of experienced independent advisors, identifies potential candidates and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background, and considers potential conflicts arising in connection with potential candidates for the Board. Upon such review, and after conducting appropriate due diligence, the Corporate Governance Committee makes recommendations on candidates to the Board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee of the Board serves as the nominating committee of the Board and is composed of four “independent” Directors within the meaning of NI 58-101.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee has been established to assist the Board in reviewing and making recommendations to the Board in respect of, among other things, the nomination of candidates for election to the Board.

The Board does not have a retirement policy.

For further information concerning the responsibilities, powers and operations of the Corporate Governance Committee, see the text of the Terms of Reference of the Corporate Governance Committee attached as Appendix 3 to this Circular.
7.	Compensation
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has established the Corporate Governance Committee and delegated to it the responsibility of annually reviewing and approving the compensation paid by the Corporation to the non-executive Directors. The Board has established the Compensation Committee and delegated to it the responsibility of annually reviewing and

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approving the compensation paid by the Corporation to the officers and employees of the Corporation. The Corporate Governance Committee’s review of compensation to non-executive Directors, and the Compensation Committee’s review of compensation to officers and employees include a consideration of all forms of compensation paid, both with regards to the expertise and experience of each individual and in relation to industry peers. Each of the Compensation Committee and the Corporate Governance Committee retains independent consultants to review and compare compensation arrangements within the industry.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of four independent members of the Board.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

For further information concerning the responsibilities, powers and operations of the Compensation Committee, see the text of the Terms of Reference of the Compensation Committee attached as Appendix 4 to this Circular.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Compensation Committee has retained Towers and Mercer to attend committee meetings and provide independent advice, compensation analysis and other information for compensation recommendations. The analysis and advice from Towers and Mercer includes, but is not limited to, executive compensation policy (such as the choice of comparator groups and compensation philosophy), design of incentive plans, position evaluation services and surveys of market data.
8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Corporate Governance Committee and the Compensation Committee, the Board has established the Reserves, Operations and Environmental, Health and Safety Committee, which is responsible for assisting the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 — Disclosures About Oil and Gas Producing Activities; (ii) the operations of Pengrowth, including any matters relating to Pengrowth’s operating activities and its operating expenses and capital expenditures budget; and (iii) the environment, health and safety issues affecting Pengrowth, including the evaluation of Pengrowth’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

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9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board, the chairman of the Board, each committee of the Board, each committee chair and each Director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Corporate Governance Committee deems relevant, the assessments will consider in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual Directors, the applicable position descriptions, as well as the competencies and skills each individual Director is expected to bring to the Board.

The Corporate Governance Committee has developed an annual Board effectiveness survey, which includes an evaluation of Board responsibility, Board operations, Board effectiveness and individual Director performance:
•	the survey is completed by each Director and submitted anonymously;

•	results of the survey are collated, sent to each Board member, and are reviewed by the Chairman and Lead Director;

•	the Lead Director then meets with each Director on an individual basis to discuss the results and to seek further comments on individual Director performance;

•	survey results, feedback from the Directors, and recommendations on improving Board performance made by the Chairman and Lead Director are reviewed by the Corporate Governance Committee;

•	thereafter, the Corporate Governance Committee makes recommendations to the Board on how to improve Board effectiveness; and

•	the Board implements those recommendations in conjunction with management and monitors changes to Board effectiveness and Director performance on a periodic basis.

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APPENDIX 2
MANDATE OF THE BOARD
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
CORPORATE GOVERNANCE POLICY
In accordance with the recommendation of the Corporate Governance Committee (the “Committee”) the Board of Directors (the “Board”) of Pengrowth Corporation (the “Corporation”) wishes to formalize the guidelines pursuant to which the Board fulfills its obligations to the Corporation and ensures that the Corporation performs its duties as administrator of Pengrowth Energy Trust (the “Trust”). The Board acknowledges the Corporate Governance Guidelines set forth in National Policy 58-201 (“NP 58-201”) and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business. In consultation with the Committee, the Board will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its Unitholders and the application of laws and policies.
The Board of Directors will fulfill its duties in cooperation with the Manager which acts as Manager both to the Corporation and to the Trust. The Board of Directors also acknowledges the elements which distinguish Pengrowth from corporate structures and the shared responsibility and cooperation between the Corporation and the Manager in respect of the Trust. Although overall responsibilities are shared between the Corporation and the Manager, in practice, the Manager defers to the Board on all matters material to the Corporation and to the Trust. The guidelines are intended to be flexible and are intended to provide direction to the Board in conjunction with its legal obligations and mandate from the Unitholders to oversee and direct the affairs of the Corporation.
Board Responsibilities
As recommended by The provisions of NP 58-201, the Board explicitly acknowledges responsibility for the stewardship of the Corporation (in cooperation with the Manager), including responsibility for the following:
1.	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

2.	in consultation with the Manager, adopting a strategic planning process for both the Corporation and the Trust and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of that business and monitoring performance against those plans (The Board will seek recommendations from the Manager and will direct the Manager with respect to the execution of strategic plans adopted by the Board.);

3.	identifying the principal risks of the Corporation’s business and the Trust’s business and ensuring the implementation of appropriate risk management systems; adopt policies and processes to identify business risks; address what risks are acceptable to the Corporation and the Trust and ensure that systems and actions are put in place to manage them;

4.	succession planning, including making recommendations to the Unitholders of the Trust on the appointment of the Manager and any amendments to the Management Contract; monitor the Manager and, in conjunction with the Manager, senior management;

5.	approving the Corporation’s communication policy and other relevant policies, including insider trading, environmental, health and safety matters;

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6.	requiring the Manager to ensure the integrity of the internal control and management information systems;

7.	approving annual capital and operating plans recommended by the Manager and monitoring performance against those plans (the Audit Committee will review and recommend these plans to the Board of Directors);

8.	developing an approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Pengrowth;

9.	developing measures for receiving feedback from unitholders and other stakeholders on the business of Pengrowth and other matters whether through investor relations, the CEO or other mechanics independent of management;

10.	developing guidelines with respect to expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, either directly or through recommendations from the Corporate Governance Committee;

11.	developing clear position descriptions for the Chair of the Board, the Lead Director and the chair of each board committee;

12.	together with the CEO, developing a clear position description for the CEO, which includes delineating management’s responsibilities;

13.	developing or approving the corporate goals and objectives that the CEO is responsible for meeting; and

14.	conducting regular assessments to determine whether the Board, its committees and each individual director are contributing and functioning effectively.
Composition of the Board
1.	Criteria for the Board of Directors

The majority of the Board shall be “independent”, within the meaning of section 1.4 of NI 52-110 —Audit Committees, to the Corporation and the Trust. The Manager is presently entitled to appoint two members to the Board and the unitholders of the Trust are entitled to appoint the remaining directors, who must be a majority of at least three additional directors. The Board is responsible for making the determination of whether a director is independent. It will be the responsibility of the Committee to implement a process for assessing the effectiveness of the Board, its committees and each individual Board member and shall review with the Board, on an annual basis, the results of their assessment.

2.	Size of the Board

The size of the Board shall enable its members to effectively and responsibly discharge their responsibilities to the Corporation and to the Unitholders of the Corporation and the Trust. The demands upon the Board will likely evolve with the future growth and development of Pengrowth. The size of the Board should be considered over time and within the context of the development of the business of Pengrowth, the formation of committees, the workload and responsibilities of the Board and the required expertise and experience of members of the Board.
Board Committees
•	The Board shall, at this time, have the following standing committees:

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1.	Audit Committee;

2.	Corporate Governance Committee;

3.	Compensation Committee; and

4.	Reserves, Operations and Environmental, Health and Safety Committee.
•	The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board.

•	The Board Committees shall be comprised of a sufficient number of “independent” directors so as to comply with applicable laws.

•	Appointment of members to standing committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the members of the Board and the Manager. In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors. Committee chairs will be selected by the Board (in the case of the Audit Committee and the Reserves, Operations and Environmental, Health and Safety Committee) or by the committee’s members (in the case of the Corporate Governance Committee and the Compensation Committee). The committee chairs will be responsible for determining the agenda of meetings of their respective committees and determining the frequency and length of meetings, provided that each committee must meet at least semi-annually (with recommended meetings three to four times per year).

•	The Board shall regularly assess the effectiveness of each of the standing committees. An assessment should consider, among other things, the mandate of each standing committee and the contribution of each member thereof.

•	The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time. In appropriate circumstances, the committees of the Board shall be authorized to engage independent advisors as may be necessary in the circumstances.

•	In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances and subject to the approval of the Committee.
Selection of new Directors & Chairman of the Board
•	The Board will ultimately be responsible for nominating and appointing new directors and for the selection of its Chairman. However, initial responsibility for identifying and nominating Board members shall reside with the Committee.

•	The process of identifying and recommending new directors shall be the responsibility of the Committee, following consultation with members of the Board at large.

•	Invitations to join the Board should be extended by the “Lead Director” or by its Chairman as appropriate.

•	New members of the Board shall be provided with an orientation and education program as to the nature of the business of Pengrowth, current issues, strategies and responsibilities of directors.
Board Expectations of Senior Management and Access to Senior Management
•	The Manager is responsible for the day to day operation of the Corporation.

•	The Board shall determine the specific or general terms and levels of authority for the Manager subject to the terms of the Management Agreement and shall review and recommend to the

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Unitholders any changes to the terms of the Management Agreement from time to time in the best interests of the Unitholders.

•	The Manager is encouraged, upon invitation of the Board only, to bring appropriate management members to Board meetings in order to expose directors to key members of the management team, to provide reports in their specific areas of expertise and provide additional insight into matters being considered by the Board. However, the Board will ordinarily conduct business with only members of the Board present, with the addition of the Corporate Secretary and Assistant Corporate Secretary to ensure that the Board is acting independently of management. Outside Directors should also meet at every meeting, without representatives of the Manager and management present, under the chairmanship of the Lead Director to fully discuss any procedural or substantive issues which they wish. Results of these meetings should be communicated to the CEO as appropriate. The Board will typically schedule a portion of each meeting as a meeting solely of the independent directors under the direction and chairmanship of the Lead Director.
Meeting Procedures
•	The Board should be supported in its work by a Corporate Secretary who has a position description approved by the Board. The Corporate Secretary in his capacity as Corporate Secretary should report to the Chief Executive Officer and Chairman of the Board.

•	The members of the Board, the Corporate Secretary and a secretary to the meeting should be invited to any regularly constituted meeting of the Board. Officers or other persons shall attend by invitation only and for those elements of the meetings where their input is sought by the Directors.
Adopted by the Board of the Corporation, as administrator of the Trust, on February 19, 2008

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APPENDIX 3
TERMS OF REFERENCE OF THE CORPORATE GOVERNANCE COMMITTEE
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
Objectives
The Corporate Governance Committee (the “Committee”) is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities with respect to the corporate governance and nomination issues facing the Corporation, in its capacity as the administrator of Pengrowth Energy Trust (the “Trust”). The Corporation is the administrator of the Trust, an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1998 and amended and restated June 11, 2007. The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to herein as “Pengrowth”.
The Committee acknowledges the corporate governance guidelines issued by the Canadian Securities Administrators in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), the guidelines of the New York Stock Exchange and other regulatory provisions as they pertain to corporate governance matters. The objective of the Committee is to promote appropriate behaviour with respect to all aspects of Pengrowth’s business.
The purpose of the Committee is (a) to review and report to the Board on matters of corporate governance and Board composition and (b) to provide oversight review of the Corporation’s systems for achieving compliance with legal and regulatory requirements. The Committee’s oversight role regarding compliance systems shall not include responsibility for the Corporation’s actual compliance with applicable laws and regulations.
The Committee will continuously review and modify its terms of reference with regards to, and to reflect changes in, the business environment, industry standards on matters of corporate governance, additional standards which the Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its unitholders and the application of laws and policies.
Composition
The Committee shall consist of not less than three and not more than six directors, all of whom shall be “independent” as that term is defined in NI 58-101 (as set out in Schedule “A” hereto) and Rule 303A.02 of the New York Stock Exchange (as set out in Schedule “B” hereto).
The members of the Committee shall be appointed or re-appointed at the organizational meeting of the Board immediately following each annual meeting of the unitholders of the Trust and shall continue as members of the Committee until their successors are appointed or until they cease to be directors of the Corporation. The Board may fill any vacancy in the membership of the Committee at any time.
The members of the Committee shall appoint a Chairman from among their number. The Corporate Secretary of the Corporation, or an alternative secretary designated by the Committee, shall act as Secretary of the Committee.
Meetings and Minutes
The Committee shall meet as often as necessary to carry out its responsibilities.
A meeting may be called by the Chairman of the Committee, the Chief Executive Officer of the Corporation or any member of the Committee. A notice of time and place of every meeting of the

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Committee shall be given in writing to each member of the Committee at least two business days prior to the time fixed for such meeting, unless waived by all members entitled to attend. Attendance of a member of the Committee at a meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
A quorum for meetings of the Committee shall require a majority of its members present in person or by telephone. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting will be chosen to preside by a majority of the members of the Committee present at that meeting.
The President and Chief Executive Officer of the Corporation shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the Chair. Other management representatives shall be invited to attend as necessary. Notwithstanding the foregoing, the Chair of the Committee shall hold in camera sessions, without management present, at every meeting of the Committee.
Decisions of the Committee shall be determined by a majority of the votes cast.
The Committee shall appoint a member of the Committee or other officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.
The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair.
Scope, Duties and Responsibilities
Mandatory Duties
Pursuant to NI 58-101 and NP 58-201, the Committee is required to:
1.	Bring to the attention of the Board such corporate governance issues as are necessary for the proper governance of Pengrowth and to develop the approach of the Corporation in matters of corporate governance, including the written statement of corporate governance principles applicable to the Corporation as set forth in the Corporation’s annual information circular, and to make recommendations to the Board with respect to all such matters.

2.	Assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:
(a)	recommending to the Board criteria for the composition of the Board and the selection of directors;

(b)	assessing the competencies and skills each existing director should possess;

(c)	considering the appropriate size of the Board, with a view to facilitating effective decision making;

(d)	identifying, either directly or with the assistance of a search firm, candidates for membership on the Board and review their competencies and skills, including their ability to satisfy the criteria approved by the Board and their ability to devote sufficient time and resources to his or her duties as a director; and

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(e)	establishing, implementing and executing procedures to evaluate the independence, performance and effectiveness of the Board, Board committees, all individual Directors, the Lead Director, the Chair and committee chairs (other than this Committee chair) and review with the Board on an annual basis the results of the assessment.
3.	Review succession planning issues with respect to the members of the Board and, upon the retirement of the Chair or the Lead Director, make a recommendation to the Board with respect to the appointment of a new Chair or Lead Director.

4.	In consultation with the Pengrowth Management Limited (the “Manager”) and the CEO, developing a succession plan for senior management of the Corporation.

5.	Review and periodically reassess a position description for the Chair and the Lead Director.

6.	Establish structures and procedures to permit the Board to function independently of management and the Manager, relying in part upon a Lead Director to be appointed by the Board.

7.	Recommend Board committees and their composition, including the independence of the members nominated thereto; review the need for, and the performance and suitability of, those committees; and make such adjustments as are deemed necessary from time to time, all in conjunction with the Chair, the Lead Director and the relevant committees of the Board.

8.	Oversee the development, implementation and disclosure of the ongoing director education program including, as appropriate, education sessions on the Corporation’s business by way of presentations and operating site visits, individual or group education sessions from internal personnel or external consultants on topics of importance to directors and the Corporation, and recommended formal educational opportunities through appropriate organizations to be made available to individual directors and paid for by the Corporation.

9.	Assess and report to the Board with respect to the new directors’ orientation program of the Corporation.

10.	Monitor compliance with, and review and approve, if considered appropriate, all proposed waivers to, Pengrowth’s Code of Business Conduct and Ethics.

11.	Conduct an annual performance evaluation of the Committee and each of its members.
Discretionary Duties
The Committee’s responsibilities may, at the Committee’s discretion, also include the following (provided that some of the following functions might be assumed from time to time by other committees of the Board as Board priorities and resources permit):
1.	Monitor and assess the effectiveness of the corporate governance policies and procedures of Pengrowth.

2.	Monitor the appropriate sharing of duties and responsibilities between the Manager and the Corporation.

3.	In conjunction with the Compensation Committee, oversee the evaluation of, and report to the Board on, the performance of the management of the Corporation.

4.	In conjunction with the Compensation Committee, monitor, evaluate and report to the Board with respect to the performance and accountability of the CEO, including the setting of short-term and long-term corporate objectives and performance management indicators.

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5.	In conjunction with the Manager and within the context of an overall corporate budget approved by the Board, recommend to the Board the appointment of officers on behalf of the Corporation and other key employees.

6.	Consider the adequacy and the nature of the compensation to be paid to the members of the Board and make recommendations to the Board in connection with the same.

7.	Ensure that the Corporation’s governance practices are fully disclosed in the Trust’s management information circular or annual information form, as appropriate.

8.	Review the policies, programs and practices of the Corporation and monitor the adequacy of compliance systems in the following areas:
(a)	corporate and securities law (including insider trading and self dealing);

(b)	stock exchange listing standards;

(c)	anti-trust and competition law;

(d)	regulation of employment practices;

(e)	code of business conduct and ethics;

(f)	corporate policy on conflicts of interest;

(g)	corporate policy with respect to communications and disclosure; and

(h)	such other areas of regulatory law and corporate policy statements as the Committee considers appropriate from time to time.
9.	To report and make recommendations to the Board on such areas of regulatory and corporate compliance as are considered appropriate from time to time.
Communication, Authority to Engage Advisors and Expenses
The Committee shall have direct access to such officers and employees of Pengrowth and to any other consultants or advisors, and to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.
Any employee may bring before the Committee, on a confidential basis, any concerns relating to matters over which the Committee has oversight responsibilities.
The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Committee that are deemed necessary or appropriate by the Committee in order to carry out its duties.
Adopted by the Board of the Corporation, as administrator of the Trust, on February 19, 2008.

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Schedule “A”
To the Terms of Reference of the Compensation Committee
National Instrument 58-101
Standard of “Independence”
1.	A committee member is independent if he or she has no direct or indirect material relationship with Pengrowth.

2.	For the purposes of paragraph 1, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite paragraph 2, the following individuals are considered to have a material relationship with Pengrowth:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of Pengrowth;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of Pengrowth;

(c)	an individual who:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Pengrowth’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from Pengrowth during any 12 month period within the last three years.
4.	Despite paragraph 3 above, an individual will not be considered to have a material relationship with Pengrowth solely because he or she had a relationship identified in paragraph 3 if that relationship ended before March 30, 2004.

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5.	For the purposes of paragraph 3(f), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purposes of paragraph 3(f), direct compensation does not include
(a)	remuneration for acting as a member of the Board or of any committee of the Board; and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.
7.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because the individual or his or her immediate family member:
(a)	has previously acted as an interim chief executive officer of Pengrowth, or

(b)	acts, or has previously acted, as a chair or vice-chair of the Board or of any committee of the Board on a part-time basis.

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Schedule “B”
To the Terms of Reference of the Corporate Governance Committee
Excerpts from Rule 303A.00 of the New York Stock Exchange
303A.02 “Independence” Tests
The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the corporate governance committee:
(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

(b)	In addition, a director is not independent if:
(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii)	(A) The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.
General Commentary to Section 303A.02(b):
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions in Section

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303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.
For purposes of Section 303A, the term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 as follows:
The term “officer” shall mean an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer’s parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

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APPENDIX 4
TERMS OF REFERENCE OF THE COMPENSATION COMMITTEE
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
Objectives
The Compensation Committee is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities with respect to the executive compensation and human resources policies of the Corporation and the compensation of Pengrowth Management Limited (the “Manager”). The Corporation is the administrator of Pengrowth Energy Trust (the “Trust”), an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1988 and amended and restated June 11, 2007 (the “Trust Indenture”). The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to herein as “Pengrowth”.
The Committee acknowledges the corporate governance guidelines issued by the Canadian Securities Administrators in National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), the guidelines of the New York Stock Exchange and other regulatory provisions as they pertain to compensation matters. The objective of the Committee is to monitor the activities of the Manager and the Corporation with respect to recruiting, retaining and motivating employees and ensuring conformity between compensation and other corporate objectives.
The Committee will continuously review and modify its terms of reference with regards to, and to reflect changes in, the business environment, industry standards, matters of corporate governance, additional standards which the Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its unitholders and the application of laws and policies.
Composition
The Committee shall consist of not less than three and not more than six directors, all of whom shall be “independent” as that term is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices (as set out in Schedule “A” hereto) and Rule 303A.02 of the New York Stock Exchange (as set out in Schedule “B” hereto).
The members of the Committee shall be appointed or re-appointed at the organizational meeting of the Board immediately following each annual meeting of the unitholders of the Trust and shall continue as members of the Committee until their successors are appointed or until they cease to be directors of the Corporation. At any time, the Board may fill any vacancy in the membership of the Committee.
The members of the Committee shall appoint a Chairman from among their number. The Corporate Secretary of the Corporation, or an alternative secretary designated by the Committee, shall act as Secretary of the Committee.
Meetings and Minutes
The Committee shall meet as often as necessary. Matters to be considered at the meetings may include:
•	matters related to compensation in the annual budget, excluding the compensation of directors, which is addressed by the Corporate Governance Committee;

•	matters related to annual bonus and advance bonus payments;

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•	matters relating to incentive payments and programs, including security-based compensation plans;

•	compensation disclosure in the Trust’s management information circular and proxy statement;

•	matters pertaining to the Manager including:
•	review of external auditor’s reports on Manager’s compensation;

•	consideration of “Assumed Expenses”, as that term is defined in the amended and restated management agreement among the Manager, the Corporation, the Trust and Computershare Trust Company of Canada, dated May 12, 2003 (the “Management Agreement”);

•	consideration of extension or termination of the Management Agreement; and
•	other matters as appropriate.
A meeting may be called by the Chairman of the Committee, the Chief Executive Officer of the Corporation or any member of the Committee. A notice of time and place of every meeting of the Committee shall be given in writing to each member of the Committee at least two business days prior to the time fixed for such meeting, unless waived by all members entitled to attend. Attendance of a member of the Committee at a meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
A quorum for meetings of the Committee shall require a majority of its members present in person or by telephone. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting will be chosen to preside by a majority of the members of the Committee present at that meeting.
The President and Chief Executive Officer of the Corporation shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the Chair. Other management representatives shall be invited to attend as necessary. Notwithstanding the foregoing, the Chair of the Committee shall hold in camera sessions, without management present, at every meeting of the Committee.
Decisions of the Committee shall be determined by a majority of the votes cast.
The Committee shall appoint a member of the Committee or other officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.
The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair.
Scope, Duties and Responsibilities
Mandatory Duties
Pursuant to NP 58-201, the Committee is required to:
•	act in an advisory capacity to the Board;

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•	in consultation with the Manager, review and approve corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on this evaluation;

•	in consultation with the Manager, make recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans;

•	with regard to the Manager:
•	monitor and review the compensation of the Manager, including receiving reports from the auditors with respect to management compensation;

•	monitor and review the performance of the Manager in accordance with the Management Agreement and matters in relation to the extension or termination of the Management Agreement; and

•	monitor, review and recommend to the Board for approval the “Assumed Expenses” under the Management Agreement;
•	review and approve, prior to public disclosure, all public disclosure on executive compensation and produce a report on executive officer compensation for inclusion in the Corporation’s management information circular and proxy statement;

•	in conjunction with the Corporate Governance Committee, oversee the evaluation of, and report to the Board on, the performance of the management of the Corporation; and

•	conduct an annual performance evaluation of the Committee.
Discretionary Duties
The Committee’s responsibilities may, at the Committee’s discretion, also include the following (provided that some of the following functions, such as the function of determining compensation, might be assumed from time to time by other committees of the Board as Board priorities and resources permit):
•	review and approve the Corporation’s corporate scorecard;

•	review the Corporation’s key Human Resources policies;

•	review and recommend to the Board any significant changes to the overall compensation program and the Corporation’s objectives related to executive compensation; or

•	perform any other activities consistent with this Mandate, the Corporation’s By-Laws, the Trust Indenture and applicable law as the Committee or the Board deems necessary or appropriate.
Communication, Authority to Engage Advisors and Expenses
The Committee shall have direct access to such officers and employees of Pengrowth and to any other consultants or advisors, and to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.
Any employee may bring before the Committee, on a confidential basis, any concerns relating to matters over which the Committee has oversight responsibilities.
The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses

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of the Committee that are deemed necessary or appropriate by the Committee in order to carry out its duties.
Adopted by the Board of the Corporation, as administrator of the Trust, on February 19, 2008.

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Schedule “A”
To the Terms of Reference of the Compensation Committee
National Instrument 58-101
Standard of “Independence”
1.	A committee member is independent if he or she has no direct or indirect material relationship with Pengrowth.

2.	For the purposes of paragraph 1, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite paragraph 2, the following individuals are considered to have a material relationship with Pengrowth:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of Pengrowth;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of Pengrowth;

(c)	an individual who:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Pengrowth’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from Pengrowth during any 12 month period within the last three years.
4.	Despite paragraph 3 above, an individual will not be considered to have a material relationship with Pengrowth solely because he or she had a relationship identified in paragraph 3 if that relationship ended before March 30, 2004.

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5.	For the purposes of paragraph 3(f), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purposes of paragraph 3(f), direct compensation does not include
(a)	remuneration for acting as a member of the Board or of any committee of the Board; and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.
7.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because the individual or his or her immediate family member:
(a)	has previously acted as an interim chief executive officer of Pengrowth, or

(b)	acts, or has previously acted, as a chair or vice-chair of the Board or of any committee of the Board on a part-time basis.

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Schedule “B”
To the Terms of Reference of the Compensation Committee
Excerpts from Rule 303A.00 of the New York Stock Exchange
303A.02 “Independence” Tests
The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the compensation committee:
(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

(b)	In addition, a director is not independent if:
(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii)	(A) The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.
General Commentary to Section 303A.02(b):
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions in Section

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303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.
For purposes of Section 303A, the term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 as follows:
The term “officer” shall mean an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer’s parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

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APPENDIX 5
TERMS OF REFERENCE OF THE AUDIT COMMITTEE
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
Objectives
The Audit Committee is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities. The Corporation is the administrator of Pengrowth Energy Trust (the “Trust”), an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1988 and amended and restated June 11, 2007 (the “Trust Indenture”). The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to as “Pengrowth”.
The Audit Committee’s primary duties and responsibilities are to:
•	monitor the performance of Pengrowth’s internal audit function and the integrity of Pengrowth’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

•	assist Board oversight of: (i) the integrity of Pengrowth’s financial statements; (ii) Pengrowth’s compliance with legal and regulatory requirements; and (iii) the performance of Pengrowth’s internal audit function and independent auditors;

•	monitor the independence, qualification and performance of Pengrowth’s external auditors; and

•	provide an avenue of communication among the external auditors, the internal auditors, management and the Board.
The Audit Committee will continuously review and modify its terms of reference with regards to, and to reflect changes in, the business environment, industry standards on matters of corporate governance, additional standards which the Audit Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its unitholders and the application of laws and policies.
Composition
Audit Committee members must meet the requirements of applicable securities laws and each of the stock exchanges on which the units of the Trust trade. The Audit Committee will be comprised of three or more directors as determined by the Board. Each member of the Audit Committee shall be “independent” and “financially literate”, as those terms are defined in National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian Securities Administrators (as set out in Schedule “A” hereto), Rule 10A-3 promulgated under the Securities Exchange Act of 1934 (as set out in Schedule “B” hereto), and Rule 303A.02 of the New York Stock Exchange (as set out in Schedule “C” hereto), as applicable, and as “financially literate” is interpreted by the Board in its business judgement. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise as defined by paragraph (8) of general instruction B to Form 40-F and as interpreted by the Board in its business judgement.
Audit Committee members shall be appointed annually by the Board. The Chair of the Audit Committee shall be appointed by the Board. If an Audit Committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership.

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Meetings and Minutes
The Audit Committee shall meet at least four times annually, or more frequently if determined necessary to carry out its responsibilities.
A meeting may be called by the Chairman of the Audit Committee, the Chief Executive Officer of the Corporation or any member of the Audit Committee. A notice of time and place of every meeting of the Audit Committee shall be given in writing to each member of the Audit Committee at least two business days prior to the time fixed for such meeting, unless waived by all members entitled to attend. Attendance of a member of the Audit Committee at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
A quorum for meetings of the Audit Committee shall require a majority of its members present in person or by telephone. If the Chairman of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee present at the meeting will be chosen to preside by a majority of the members of the Audit Committee present at that meeting.
The President and Chief Executive Officer of the Corporation shall be available to advise the Audit Committee, shall receive notice of meetings and may attend meetings of the Audit Committee at the invitation of the Chair. Other management representatives, as well as Pengrowth’s internal and external auditors, shall be invited to attend as necessary. Notwithstanding the foregoing, the Chair of the Audit Committee shall hold in camera sessions, without management present, at every meeting of the Committee.
Decisions of the Audit Committee shall be determined by a majority of the votes cast.
The Audit Committee shall appoint a member of the Audit Committee or other officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.
The Audit Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Audit Committee. All information reviewed and discussed by the Audit Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair.
Scope, Duties and Responsibilities
Mandatory Duties
Review Procedures
Pursuant to the requirements of NI 52-110 and other applicable laws, the Audit Committee will:
1.	Review and reassess the adequacy of the Audit Committee’s Terms of Reference at least annually, submit the Terms of Reference to the Board for approval and have the document published at least every three years in accordance with the regulations of the United States’ Securities and Exchange Commission.

2.	Prior to filing or public distribution, review, discuss with management and the internal and external auditors and recommend to the Board for approval, Pengrowth’s audited annual financial statements, annual earnings press releases, annual information form, all statements including the related management’s discussion and analysis required in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including without limitation, the annual proxy circular. Approve, on behalf of the Board, Pengrowth’s interim financial statements and related management’s discussion and analysis and interim earnings

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press releases. This review should include discussions with management, the internal auditors and the external auditors of significant issues regarding accounting principles, practices and judgements. Discuss any significant changes to Pengrowth’s accounting principles and any items required to be communicated by the external auditors in accordance with Assurance and Related Services Guideline #11 (AuG-11).

3.	Ensure that adequate procedures are in place for the review of Pengrowth’s public disclosure of financial information extracted or derived from Pengrowth’s financial statements, other than the public disclosure referred to in paragraph 2 above and periodically assess the adequacy of those procedures.

4.	Be responsible for reviewing the disclosure contained in Pengrowth’s annual information form as required by Form 52-110F1 Audit Committee Information Required in an AIF, attached to NI 52-110. If proxies are solicited for the election or directors of the Corporation, the Audit Committee shall be responsible for ensuring that Pengrowth’s information circular includes a cross-reference to the sections in Pengrowth’s annual information form that contain the information required by Form 52-110F1.
External Auditors
1.	The Audit Committee shall advise the external auditors of their accountability to the Audit Committee and the Board as representatives of the unitholders of the Trust to whom the external auditors are ultimately responsible. The external auditors shall report directly to the Audit Committee. The Audit Committee is directly responsible for overseeing the work of the external auditors, shall review at least annually the independence and performance of the external auditors and shall annually recommend to the Board the appointment of the external auditors or approve any discharge of auditors when circumstances warrant. The Audit Committee shall, on an annual basis, obtain and review a report by the external auditor describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and Pengrowth.

2.	Approve the fees and other compensation to be paid to the external auditors.

3.	Pre-approve all services to be provided to Pengrowth or its subsidiary entities by Pengrowth’s external auditors and all related terms of engagement.
Other Audit Committee Responsibilities
1.	Establish procedures for: (i) the receipt, retention and treatment of complaints received by Pengrowth regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential and anonymous submission by employees of Pengrowth of concerns regarding questionable accounting or auditing matters.

2.	Review and approve Pengrowth’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Pengrowth.
Discretionary Duties
The Audit Committee’s responsibilities may, at the Audit Committee’s discretion, also include the following:

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Review Procedures
1.	In consultation with management, the internal auditors and the external auditors, consider the integrity of Pengrowth’s financial reporting processes and controls and the performance of Pengrowth’s internal financial accounting staff; discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures; and review significant findings prepared by the internal or external auditors together with management’s responses.

2.	Review with financial management, the internal auditors and the external auditors Pengrowth’s policies relating to risk management and risk assessment.

3.	Meet separately with each of management, the internal auditors and the external auditors to discuss difficulties or concerns, specifically: (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; (ii) any changes required in the planned scope of the audit; and (iii) the responsibilities, budget, and staffing of the internal audit function, and report to the Board on such meetings.

4.	Conduct an annual performance evaluation of the Audit Committee.
Internal Auditors
1.	Review the annual audit plans of the internal auditors.

2.	Review the significant findings prepared by the internal auditors and recommendations issued by any external party relating to internal audit issues, together with management’s response.

3.	Review the adequacy of the resources of the internal auditors to ensure the objectivity and independence of the internal audit function.

4.	Consult with management on management’s appointment, replacement, reassignment or dismissal of the internal auditors.

5.	Ensure that the internal auditors have access to the Lead Director, the Chair of the Board and the Chief Executive Officer.
External Auditors
1.	On an annual basis, the Audit Committee should review and discuss with the external auditors all significant relationships they have with Pengrowth that could impair the auditors’ independence.

2.	The Audit Committee shall review the external auditors audit plan — discuss scope, staffing, locations, and reliance upon management and general audit approach.

3.	Consider the external auditors’ judgments about the quality and appropriateness of Pengrowth’s accounting principles as applied in its financial reporting.

4.	Be responsible for the resolution of disagreements between management and the external auditors regarding financial performance.

5.	Ensure compliance by the external auditors with the requirements set forth in National Instrument 52-108 Auditor Oversight.

6.	Ensure that the external auditors are participants in good standing with the Canadian Public Accountability Board (“CPAB”) and participate in the oversight programs established by the CPAB from time to time and that the external auditors have complied with any restrictions or

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sanctions imposed by the CPAB as of the date of the applicable auditor’s report relating to Pengrowth’s annual audited financial statements.

7.	Monitor compliance with the lead auditor rotation requirements of Regulation S-X.
Other Audit Committee Responsibilities
1.	On at least an annual basis, review with Pengrowth’s counsel any legal matters that could have a significant impact on the organization’s financial statements, Pengrowth’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

2.	Annually prepare a report to unitholders as required by the United States’ Securities and Exchange Commission; the report should be included in Pengrowth’s annual proxy statement.

3.	Ensure the preparation and filing of each annual certificate in Form 52-109F1 and each interim certificate in Form 52-109F2 to be signed by each of the Chief Executive Officer and Chief Financial Officer of the Corporation in accordance with the requirements set forth under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as amended from time to time (“MI 52-109”).

4.	In respect of annual filings only, the Audit Committee is responsible for ensuring that management evaluates the effectiveness of Pengrowth’s disclosure controls and procedures as of the end of the period covered by the annual filings and has caused Pengrowth to disclose in the annual management’s discussion and analysis its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation. The terms “annual filings,” “interim filings,” “disclosure controls and procedures” and “internal control over financial reporting” shall have the meanings set forth under MI 52-109.

5.	Be responsible for monitoring any changes in Pengrowth’s internal control over financial reporting and for ensuring that any change that occurred during Pengrowth’s most recent interim period that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting is disclosed in Pengrowth’s most recent annual or interim management’s discussion and analysis.

6.	Review all exceptions to established policies, procedures and internal controls of Pengrowth, which have been approved by any two officers of the Corporation.

7.	Perform any other activities consistent with this Charter, the Trust Indenture, the Corporation’s by-laws, and other governing law as the Audit Committee or the Board deems necessary or appropriate.

8.	Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.
Communication, Authority to Engage Advisors and Expenses
The Audit Committee shall have direct access to such officers and employees of Pengrowth, to Pengrowth’s internal and external auditors and to any other consultants or advisors, as well as to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.
Any employee may bring before the Audit Committee, on a confidential basis, any concerns relating to matters over which the Audit Committee has oversight responsibilities.
The Audit Committee has the authority to engage the external auditors, independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any auditors,

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counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Audit Committee that are deemed necessary or appropriate by the Audit Committee in order to carry out its duties.
Adopted by the Board of the Corporation, as administrator of the Trust, on March 3, 2008.

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Schedule “A”
To the Terms of Reference of the Audit Committee
Excerpt from National Instrument 52-110
Standard of “Independence”
1.	An audit committee member is independent if he or she has no direct or indirect material relationship with Pengrowth.

2.	For the purposes of paragraph 1, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite paragraph 2, the following individuals are considered to have a material relationship with Pengrowth:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of Pengrowth;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of Pengrowth;

(c)	an individual who:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Pengrowth’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.
4.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because he or she had a relationship identified in paragraph 3 if that relationship ended before March 30, 2004.

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5.	For the purposes of paragraphs 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purposes of paragraph 3(f), direct compensation does not include
(a)	remuneration for acting as a member of the Board or any Board committee of Pengrowth, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.
7.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because the individual or his or her immediate family member
(a)	has previously acted as an interim chief executive officer of Pengrowth, or

(b)	acts, or has previously acted, as a chair or vice-chair of the Board or of any Board committee of Pengrowth on a part-time basis.
8.	Despite any determination made under paragraphs 1 through 7, an individual who
(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from Pengrowth, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time chair or vice-chair of the Board or any Board committee; or

(b)	is an affiliated entity of Pengrowth or any of its subsidiary entities, is considered to have a material relationship with Pengrowth.
9.	For the purposes of paragraph 8, the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by
(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to Pengrowth.
10.	For the purposes of paragraph 8, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.
Standard of “Financial Literacy”
An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally

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comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Pengrowth’s financial statements.

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Schedule “B”
To the Terms of Reference of the Audit Committee
Excerpts from Rule 10A-3 of the Securities and Exchange Act of 1934
Standard of “Independence”
b.	Required standards.

1.	Independence.
i.	Each member of the audit committee must be a member of the board of directors of the listed issuer, and must otherwise be independent; provided that, where a listed issuer is one of two dual holding companies, those companies may designate one audit committee for both companies so long as each member of the audit committee is a member of the board of directors of at least one of such dual holding companies.

ii.	Independence requirements for non-investment company issuers. In order to be considered to be independent for purposes of this paragraph (b)(1), a member of an audit committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:
A.	Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

B.	Be an affiliated person of the issuer or any subsidiary thereof.
e.	Definitions. Unless the context otherwise requires, all terms used in this section have the same meaning as in the Act. In addition, unless the context otherwise requires, the following definitions apply for purposes of this section:
1.
i.	The term affiliate of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

ii.
A.	A person will be deemed not to be in control of a specified person for purposes of this section if the person:
1.	Is not the beneficial owner, directly or indirectly, or more than 10% of any class of voting equity securities of the specified person; and (2) Is not an executive officer of the specified person.
B.	Paragraph (e)(1)(ii)(A) of this section only creates a safe harbor position that a person does not control a specified person. The existence of the safe harbor does not create a presumption in any way that a person exceeding the ownership

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requirement in paragraph (e)(1)(ii)(A)(1) of this section controls or is otherwise an affiliate of a specified person.
iii.	The following will be deemed to be affiliates:
A.	An executive officer of an affiliate;

B.	A director who also is an employee of an affiliate;

C.	A general partner of an affiliate; and

D.	A managing member of an affiliate.
iv.	For purposes of paragraph (e)(1)(i) of this section, dual holding companies will not be deemed to be affiliates of or persons affiliated with each other by virtue of their dual holding company arrangements with each other, including where directors of one dual holding company are also directors of the other dual holding company, or where directors of one or both dual holding companies are also directors of the businesses jointly controlled, directly or indirectly, by the dual holding companies (and, in each case, receive only ordinary-course compensation for serving as a member of the board of directors, audit committee or any other board committee of the dual holding companies or any entity that is jointly controlled, directly or indirectly, by the dual holding companies).
4.	The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

8.	The term indirect acceptance by a member of an audit committee of any consulting, advisory or other compensatory fee includes acceptance of such a fee by a spouse, a minor child or stepchild or a child or stepchild sharing a home with the member or by an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary of the issuer.

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Schedule “C”
To the Terms of Reference of the Audit Committee
Excerpts from Rule 303A.00 of the New York Stock Exchange
303A.02 “Independence” Tests
The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the audit committee:
(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

(b)	In addition, a director is not independent if:
(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii)	(A) The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.
General Commentary to Section 303A.02(b):
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions in Section

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303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.
For purposes of Section 303A, the term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 as follows:
The term “officer” shall mean an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer’s parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

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SCHEDULE A
EXTRAORDINARY RESOLUTION TO INCREASE THE AGGREGATE NUMBER OF
TRUST UNITS WHICH MAY BE AUTHORIZED AND ISSUED PURSUANT TO THE
TRUST INDENTURE
IT IS RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:
1.	The Board is hereby authorized to direct the Corporation and the Trustee to amend the Trust Indenture by deleting the text of section 3.03 in its entirety and replacing it with:
The aggregate number of Units which are authorized and may be issued hereunder is unlimited.
2.	The Trustee is hereby authorized for and on behalf of the Trust to execute and deliver an amending agreement to the Trust Indenture, or an amended and restated Trust Indenture, and the execution thereof shall evidence approval of the said amendments and of the amending agreement or the amended and restated Trust Indenture pursuant to this Extraordinary Resolution.

3.	The Board is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

4.	The Trustee is hereby authorized and directed for and on behalf of the Unitholders and any officer or Director of the Corporation, is authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.
All terms defined in the Management Information Circular of the Trust, dated May 9, 2008, have the same respective meanings in this resolution when used herein.

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SCHEDULE B
EXTRAORDINARY RESOLUTION TO CREATE A CLASS OF SPECIAL TRUST UNITS
TO FACILITATE MERGER TRANSACTIONS
IT IS RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:
1.	The Board is hereby authorized to direct the Corporation and the Trustee to amend the Trust Indenture by adding a new section 3.12 in the form of the attached Exhibit “B-1” following the existing section 3.11 in the Trust Indenture.

2.	The Trustee is hereby authorized for and on behalf of the Trust to execute and deliver an amending agreement to the Trust Indenture, or an amended and restated Trust Indenture, and the execution thereof shall evidence approval of the said amendments and of the amending agreement or the amended and restated Trust Indenture pursuant to this Extraordinary Resolution.

3.	The Board is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

4.	The Trustee is hereby authorized and directed for and on behalf of the Unitholders and any officer or Director of the Corporation, is authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.
All terms defined in the Management Information Circular of the Trust, dated May 9, 2008, have the same respective meanings in this resolution when used herein.

EXHIBIT “B-1”
3.12 Pengrowth Special Units
In addition to Units and the Special Voting Unit as more particularly described herein, the beneficial interests in the Trust shall also be divided into interests of another class of trust units, described and designated as Pengrowth Special Units, in an unlimited number and issuable in series. The Pengrowth Special Units may at any time and from time to time be issued in one or more series, each series to consist of such number of Pengrowth Special Units as may, before the issue thereof, be determined by resolution of the Directors. All Pengrowth Special Units of each series shall rank among themselves equally and ratably without discrimination, preference or priority. For all purposes the Pengrowth Special Units will be of a nature and ranking equal to Trust Units except:
(a)	holders of Pengrowth Special Units of each series shall be entitled to receive notice of any meeting of Unitholders and to that fraction of one vote determined by the Directors for that series for each Pengrowth Special Unit at any meeting of Unitholders;

(b)	holders of Pengrowth Special Units of each series on any particular Record Date shall be entitled to a preferential distribution in an amount per Pengrowth Special Unit determined by the Directors for that series or, if the amount of Distributable Cash declared to be payable by the Trustee in respect of such Record Date would not be sufficient to pay such amount, a pro rata distribution of such amount declared payable by the Trustees, and the pro rata share payable to holders of Trust Units and Class A Trust Units shall be determined after such preferential distribution; and

(c)	in the event of the termination of the Trust or the windup, liquidation or dissolution thereof, holders of Pengrowth Special Units of each series shall be entitled to a preferential distribution in an amount per Pengrowth Special Unit determined by the Directors for that series, or, if the assets of the Trust are not sufficient to pay such amount, an amount equal to the assets of the Trust pro rata, and the pro rata share payable to Unitholders shall be determined after such preferential distribution.
In addition to the rights, privileges, restrictions and conditions set out herein, the Directors may by resolution affix from time to time, before the issuance thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of Pengrowth Special Units, provided that such designation, rights, privileges, restrictions and conditions shall be consistent with the provisions hereof. In particular, the Directors may include rights of redemption and/or retraction in the designation, rights, privileges, restrictions and conditions attached to any series of Pengrowth Special Units, and in such event, may include terms as follows:
(a)	The Fund shall be entitled to redeem all or any portion of the outstanding Pengrowth Special Units of any series at an amount per Pengrowth Special Unit (the “Special Unit Redemption Amount”) determined by the Directors for that series before the issuance thereof. The Fund shall give to holders of Pengrowth Special Units notice in writing of the intention of the Fund to redeem the Pengrowth Special Units. Such notice shall be given by hand or by posting the same in a postage paid registered letter, addressed to each holder of Pengrowth Special Units at the last address of such holder appearing on the books of the Fund, or in the event of the address of such holder not so appearing, then to the address of such holder last known to the Fund. Such notice shall set out the number of Pengrowth Special Units to be redeemed and the Special Unit Redemption Amount. Such notice shall also set out the date on which redemption is to occur and the place for payment by the Fund of the Special Unit Redemption Amount in respect of the Pengrowth Special Units and the presentation and surrender by the holder of the Pengrowth Special Units of the certificate representing the Pengrowth Special Units. On the date on which the redemption is to occur the Fund shall pay or cause to be paid to the holders of the Pengrowth Special Units the Special Unit Redemption Amount on presentation and surrender at the head office of the Fund or at any other place or places within Canada designated by such notice, of the certificates for the Pengrowth Special Units. Such payment shall be made by cheque payable at par at any branch of the Fund’s bankers in Canada or, with the written agreement of the holder of the Pengrowth Special Units in any other manner, including by issuance of securities, delivery of a promissory note or delivery of property other than money. From and after the date specified for redemption in any such notice the Pengrowth Special Units to be redeemed shall cease to be entitled to distributions and the holders thereof shall not be entitled to exercise any of the rights of a holder in respect thereof unless payment of the Special Unit Redemption Amount shall not be made upon presentation of the certificate in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Fund shall have the right at any time after the mailing of notice of its intention to redeem the Special Unit to deposit the Special Unit Redemption Amount to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the holders of the Pengrowth Special Units upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Pengrowth Special Units shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest the Special Unit Redemption Amount so deposited, against presentation and surrender of the said certificates held by them and any interest allowed on such deposit shall belong to the Fund. Holders of Pengrowth Special Units may waive any or all of the requirements with respect to notice of redemption and manner of payment as set forth herein with respect to their Pengrowth Special Units. If only a part of the Pengrowth Special Units represented by any certificate be redeemed a new certificate for the balance shall be issued at the expense of the Fund.

(b)	A holder of Pengrowth Special Units shall be entitled to require the Fund to redeem, at any time or from time to time, all or any portion of their Pengrowth Special Units by tendering to the Fund at its head office the certificates representing the Pengrowth Special Units together with a request in writing specifying that the registered holder desires to have a specified number of Pengrowth Special Units redeemed by the Fund and the business date (hereinafter referred to as the “PSU Redemption Date”) on which the holder desires to have the Fund redeem the Pengrowth Special Units. The PSU Redemption Date shall not be less than ten (10) days after the day on which the request in writing is given to the Fund. Upon receipt of the certificates representing the Pengrowth Special Units which the registered holder desires to have the Fund redeem together with such request the Fund shall on the PSU Redemption Date redeem the Pengrowth Special Units by paying to such registered holder the Special Unit Redemption Amount for each Special Unit to be redeemed. Such payment shall be made by cheque payable at par at any branch of the Fund’s bankers for the time being in Canada or, with the written agreement of the holder of the Special Unit, in any other manner, including by issuance of securities, delivery of a promissory note or delivery of property other than money. The Pengrowth Special Units shall be redeemed on the PSU Redemption Date and from and after the PSU Redemption Date such unit shall cease to be entitled to distributions and the holder thereof shall not be entitled to exercise any of the rights of a holder of Pengrowth Special Units in respect thereof unless payment of the Special Unit Redemption Amount is not made on the PSU Redemption Date, in which event the rights of the holder of the Pengrowth Special Units shall remain unaffected. If only a part of the Pengrowth Special Units represented by any certificate are redeemed a new certificate for the balance shall be issued at the expense of the Fund.
The rights, privileges, restrictions and conditions attaching to the Pengrowth Special Units of any series may be added to, changed or removed only with the approval of the holders of not less than two-thirds of the votes cast on such resolution at a duly called meeting of the holders of the Pengrowth Special Units of such series, and the provisions of Article 12 hereof shall apply mutatis mutandis.
The Directors may by resolution at any time and from time to time approve a form of certificate to represent the Pengrowth Special Units of any series.

Reference in this Indenture to “Units” and “Unitholders” shall include the Pengrowth Special Units and the holders of Pengrowth Special Units, respectively, except when the context requires otherwise, and as modified to reflect the unique rights of the Pengrowth Special Units.

SCHEDULE C
EXTRAORDINARY RESOLUTION TO PERMIT REGISTERED UNITHOLDERS TO
ELECT NOT TO RECEIVE PAPER COPIES OF UNITHOLDER COMMUNICATIONS
IT IS RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:
1.	The Board is hereby authorized to direct the Corporation and the Trustee to amend the Trust Indenture by:
(a)	Adding the following paragraph as Section 5.06(c):

Notwithstanding any other provision hereof, including Section 5.06(b), the Corporation shall not be required to forward paper copies of the consolidated annual financial statements of the Fund and the interim consolidated unaudited financial statements of the Fund to any registered Unitholder who elects not to receive such documents.

(b)	Adding the following phrase to the end of the first sentence of Section 12.02:

provided that the Corporation shall not be required to send notices of meetings to any registered Unitholder (and all other documentation relating to meetings of Unitholders) who has elected not to receive such documentation.

(c)	Adding the following sentence to the end of Section 16.01:

Notwithstanding the foregoing, to the extent a registered Unitholder elects to not receive documents from the Fund in paper form, the Corporation may satisfy the notice delivery requirements set out in this Article 16 by delivering a notice to such Unitholder to the address provided by such registered Unitholder advising such Unitholder as to the availability of such document on the Internet (and the sending of such notice by the Corporation in electronic form shall constitute the delivery thereof).

(d)	Amending Section 16.04 to read as follows:

Any notice or document sent by post or in electronic form to the address provided by such Unitholder to, or left at, the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all Persons interested in the Units concerned.
2.	The Trustee is hereby authorized for and on behalf of the Trust to execute and deliver an amending agreement to the Trust Indenture, or an amended and restated Trust Indenture, and the execution thereof shall evidence approval of the said amendments and of the amending agreement or the amended and restated Trust Indenture pursuant to this Extraordinary Resolution.

3.	The Board is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

4.	The Trustee is hereby authorized and directed for and on behalf of the Unitholders and any officer or Director of the Corporation, is authorized and directed, for and in the name of the Corporation,

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to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.
All terms defined in the Management Information Circular of the Trust, dated May 9, 2008, have the same respective meanings in this resolution when used herein.

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